EXHIBIT 99.1

This description of Hydro-Québec is dated as of April 21, 2023 and appears as Exhibit 99.1 to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2022.

This document may be delivered to you at any time but you should assume that the information herein is accurate only as of April 21, 2023, unless otherwise indicated. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2022 (the “Annual Report”). Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may access any document we file with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval system, which is commonly known by the acronym EDGAR, on the SEC’s website at http://www.sec.gov.

This document is available on our website at www.hydroquebec.com. However, any other information available on our website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit. You may request a copy of these filings at no cost by writing to Hydro-Québec at Documentation_finance@hydro.qc.ca.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate,” “believe,” “expect,” “forecast,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates or the effects of phenomena such as the COVID-19 pandemic. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average spot exchange rates for the U.S. dollar, in which some debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2018	2019	2020	2021	2022	2023[a]
United States Dollar	$1.2962	$1.3270	$1.3410	$1.2536	$1.3017	$1.3440

a)    Monthly average through the end of February 2023.

Source: Bloomberg L.P.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC’S MAJOR FACILITIES

Generating station rated 245 MW or more
Hydro
Thermal
Other facilities
735-kV substation
735-kV line
735-kV line under construction
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Churchill Falls
1927 Privy Council border (not final)
Eastmain-1
Bernard-Landry
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
René-Lévesque
Outardes-4
Outardes-3
Jean-Lesage
Outardes-2
Péribonka
Bersimis-1
Bersimis-2
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Trenche
Beaumont
La Tuque
Québec
Bécancour
Carillon
Montréal
Beauharnois
Îles de la Madeleine
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
ONTARIO
MAINE
VERMONT
NEW HAMPSHIRE
UNITED STATES
Toronto
Lake Ontario
NEW YORK
MASSACHUSETTS
Boston
CONNECTICUT
R.I.
PENNSYLVANIA
NEW JERSEY
New York
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0
75
150 km
Lambert, NAD83
80°
75°
70°
65°
55°
50°
45°
40°

FIVE-YEAR REVIEW

CONSOLIDATED AND SELECTED FINANCIAL INFORMATION

	Years ended December 31
	2018	2019	2020	2021	2022
$M
OPERATIONS
Revenue	14,370	14,021	13,594	14,526	16,567

Expenditure
Operations	2,843	2,818	3,146	3,288	3,844
Other components of employee future benefit cost	(340)	(557)	(494)	(743)	(1,020)
Electricity purchases	2,167	2,227	2,204	2,169	2,834
Depreciation and amortization	2,685	2,782	2,694	2,689	2,828
Taxes	1,111	1,133	1,138	1,191	1,230
	8,466	8,403	8,688	8,594	9,716
Income before financial expenses	5,904	5,618	4,906	5,932	6,851
Financial expenses	2,712	2,695	2,603	2,368	2,294
Net income	3,192	2,923	2,303	3,564	4,557

DIVIDEND	2,394	2,192	1,727	2,673	3,418
BALANCE SHEET SUMMARY
Total assets	76,989	78,563	80,895	82,698	89,374
Long-term debt, including current portion	46,335	45,767	48,413	49,698	51,541
Equity	21,209	21,448	21,322	23,260	26,877
INVESTMENTS AFFECTING CASH
Property, plant and equipment and intangible assets	3,402	3,548	3,366	4,223	4,271
FINANCIAL RATIOS
Return on equity[a]	14.0%	12.4%	9.5%	14.3%	17.6%
Capitalization[b]	31.8%	32.3%	31.0%	32.0%	34.6%
Profit margin[c]	22.2%	20.8%	16.9%	24.5%	27.5%
Interest coverage[d]	2.18	2.07	1.89	2.52	2.94
Self-financing[e]	63.9%	49.0%	12.8%	52.2%	55.3%

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.
b)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.
c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities—excluding acquisitions and disposals of short-term investments and sinking fund securities—and repayment of long-term debt.

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS

	Years ended December 31
	2018	2019	2020	2021	2022
GWh
Electricity sales
In Québec, by segment
Residential	69,566	70,688	68,647	67,572	70,941
Commercial, institutional and small industrial	47,659	47,894	45,146	46,157	47,983
Large industrial	50,252	50,358	52,096	55,779	55,357
Other	5,337	5,640	5,557	5,721	6,279

	172,814	174,580	171,446	175,229	180,560
Outside Québec
Canada/U.S.	36,524	34,789	32,397	36,190	35,634
Total electricity sales	209,338	209,369	203,843	211,419	216,194

$M
Revenue from electricity sales
In Québec, by segment
Residential	5,591	5,752	5,535	5,522	5,974
Commercial, institutional and small industrial	4,016	4,056	3,853	3,957	4,205
Large industrial	2,196	2,279	2,208	2,498	2,674
Other	331	342	333	342	378

	12,134	12,429	11,929	12,319	13,231
Outside Québec
Canada/U.S.	1,700	1,571	1,466	1,826	2,912
Total revenue from electricity sales	13,834	14,000	13,395	14,145	16,143

As at December 31
Number of customer accounts
In Québec, by segment
Residential	3,994,491	4,032,426	4,076,286	4,128,692	4,178,346
Commercial, institutional and small industrial	317,608	319,225	321,562	323,501	325,498
Large industrial	185	186	189	193	194
Other	4,630	4,705	4,763	4,812	4,868
Total customer accounts	4,316,914	4,356,542	4,402,800	4,457,198	4,508,906

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS (CONTINUED)

	Years ended December 31
	2018	2019	2020	2021	2022
MW
Installed capacity
Hydroelectric	36,767	36,700	36,687	36,694	36,882
Thermal	543	543	544	544	547
Photovoltaic	-	-	-	10	10
Total installed capacity	37,310	37,243	37,231	37,248	37,439[a]

GWh
Total energy requirements[b]	230,795	229,959	223,869	231,913	235,717

MW
Peak power demand in Québec[c]	38,364	36,160	36,450	40,537	42,601

km*
Lines (overhead and underground)
Transmission	34,361	34,802	34,826	34,775	34,678
Distribution	224,659	225,304	226,752	226,949	227,796
Total lines (overhead and underground)	259,020	260,106	261,578	261,724	262,474

a)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 44 wind farms (3,932 MW) and 56 hydroelectric generating stations (708 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 554 MW are available under long-term contracts.

b)	Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.
c)

The 2022 figure was valid on April 21, 2023. The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2022–2023 winter peak occurred at 6:00 p.m. on February 3, 2023.

*	1 km = 0.62 miles

OTHER INFORMATION

	2018	2019	2020	2021	2022
Rate increase as at April 1[a]	0.3%	0.9%	-	1.3%	2.6%

As at December 31
Total number of employees[b]
Permanent	16,960	16,977	17,414	18,163	18,808
Temporary	2,944	2,500	2,597	3,005	3,243
	19,904	19,477	20,011	21,168	22,051
Representation of target groups
Women	28.8%	29.2%	28.5%	28.5%	28,7%
Other[c]	8.9%	10.4%	10.7%	11.9%	12,6%

a)

Excluding Rate L (see “Distribution Activities – Electricity Rates”). Rate L is the rate that applies to an annual contract whose minimum billing demand is 5,000 kW or more and which is principally related to an industrial activity (“Rate L”).

b)	Excluding employees of subsidiaries and joint ventures.
c)	Self-reported members (men and women) of the following groups: Indigenous peoples, ethnic minorities, visible minorities and people with disabilities.

UNITS OF MEASURE

V: volt (a unit for measuring voltage)
kV: kilovolt (one thousand volts)
W:	watt (a unit for measuring power)	Wh:	watthour (a unit for measuring electric energy)
kW:	kilowatt (one thousand watts)	kWh:	kilowatthour (one thousand watthours)
MW:	megawatt (one million watts)	MWh:	megawatthour (one million watthours)
GW:	gigawatt (one billion watts)	GWh:	gigawatthour (one billion watthours)
		TWh:	terawatthour (one trillion watthours)

HYDRO-QUÉBEC

GENERAL

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada.

In 2022, as part of our strategic planning initiatives for the years 2022-2026, we adopted a new organizational structure based on the value chain, ranging from developing strategic guidelines and planning electricity supply needs to operating and maintaining facilities and marketing services.

The following are the four groups that make up our value chain:

●

The Groupe – Stratégies et développement (Strategy and Development Group) establishes our Strategic Plan, tracks its implementation, monitors the energy sector and carries out strategic mandates and analyses. It is also tasked with guiding our development and establishing and deploying the regulatory strategy. In addition, this group is responsible for business development, acquisitions, investment management, energy transactions and commercialization strategies to promote our clean renewable energy across all our markets. Finally, it carries out strategic R&D projects in collaboration with other players in the innovation ecosystem;

●

The Groupe – Planification intégrée des besoins énergétiques et risques (Integrated Energy Needs Planning and Risk Management Group) anticipates our integrated medium- and long-term energy needs for all our markets. It plots various development trajectories for the energy system and designs financial resource allocation guidelines with a view to reliability, profitability, decarbonization and sustainable development, in keeping with our risk appetite. The group also coordinates our business risk portfolio and monitors market and credit risks related, in particular, to energy trading floor operations, regulated power transmission and distribution activities, business development, treasury activities, financing and management of debt and the Pension Plan. It also conducts economic and financial analyses related to major investment, acquisition and equity investment projects;

●

The Groupe – Infrastructures et système énergétique (Infrastructure and Energy System Group) oversees the design and development of the energy system, optimal and integrated asset management, carrying out infrastructure projects, strategic supplies and environmental activities associated with our jobsites. It also provides the expertise and technical support required for the smooth operation of projects. Concretely, this group prepares all facets of our grid for the integration of decentralized energy resources and new technologies to make it smarter, more interactive and more resilient, taking climate change and other emerging risks into account. It also promotes the proper functioning of our assets over their complete life cycle. Furthermore, it develops and carries out construction and refurbishment projects related to power generation and transmission, as well as major distribution projects, and strengthens our supply chain while seeking to maximize sustainable wealth creation for Québec. Finally, it conducts impact studies and environmental assessments related to infrastructure projects in order to allow us to pursue our objectives while complying with laws and sustainable development principles and protecting biodiversity; and

●

The Groupe – Exploitation et expérience client (Operations and Customer Experience Group) is mandated to operate and maintain all generation, transmission and distribution assets, offer technical services and provide products and services that meet the needs of our customer segments. It is also responsible for occupational health and safety activities and shared services, including the management of materials, real estate and the vehicle fleet, as well as food, lodging and air transportation services.

These four groups are supported by our cross-functional groups—Technologies numériques (Digital Technologies); Talents et culture (Talent and Culture); Direction financière (Financial Management); Développement durable, relations avec les communautés et communications (Sustainability, Community Relations and Communications); Affaires corporatives, juridiques et réglementaires et gouvernance (Corporate, Legal and Regulatory Affairs and Governance); and Audit interne (Internal Audit)—which help us fulfill our core mission.

The advantages of this structure include establishing a consolidated overview of major investments we expect to make in the coming years. It also includes adopting a cross-functional approach to the allocation of the capital required to maintain and sustain our existing assets and expand our power system’s overall capacity as efficiently as possible, in order to handle the growing demand and the initiatives set forth in our Strategic Plan. Since the first quarter of the year 2022, we have reported our financial results in one consolidated segment. While such changes brought adjustments to our financial reporting and organizational executive groups, operations have remained centered on our core mission of generating, transmitting and distributing electric power. Transmission and distribution activities remain regulated by the Régie de l’énergie du Québec (the “Energy Board”).

As at December 31, 2022, our core business is based on the following operations and activities, namely:

●

Energy generation and purchase (the “Generation Activities”): through our Generation Activities, we operate and develop our generating facilities in Québec. A part of our production is reserved to the Québec market with a base volume of up to 165 TWh of heritage pool electricity annually (“Heritage Pool Electricity”). Since 2014, the Heritage Pool Electricity has been subject to a yearly indexation (see “Regulatory Framework – Energy Board Act”). The authorized average price was 3.08¢/kWh for 2021 and 3.09¢/kWh for 2022;

●

Transmission Activities: through our transmission activities (the “Transmission Activities”), we operate and develop our power transmission system. We market our transmission system capacity and manage power flows throughout Québec; and

●

Distribution Activities: through our distribution activities (the “Distribution Activities”), we operate and develop our distribution system and provide electricity to the Québec market. We deliver power and services to our customers with a view to efficiency and sustainable development. In this context, we also promote energy efficiency among our customers.

Furthermore, we export electricity to neighboring markets in Canada and the United States (see “Generation Activities – Markets outside Québec”).

The following subsidiaries, affiliates and interests are included as part of our operations and activities:

●	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

●	HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

●

Marketing d’énergie HQ inc. (HQ Energy Marketing Inc.) (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

●	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States); and

●	Hydro Renewable Energy Inc. (“HRE”) (wholly-owned subsidiary of HQEM; participates in the development of new projects in the United States).

Following the period covered by this Annual Report, on February 10, 2023, we completed our acquisition of Great River Hydro NE, LLC (wholly-owned subsidiary of HQI US Holding LLC; holds 100% interest in Great River Hydro LLC, which owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts). Due to the recent closure of the transaction, the allocation of the acquisition cost among the assets acquired and the liabilities assumed has not yet been established (see “Note 18 to the 2022 Consolidated Financial Statements”).

GENERATION ACTIVITIES

We produce and purchase power to supply the Québec market and sell power on wholesale markets. We also export power to other provinces in Canada and to the United States.

GENERATION OPERATIONS

Facilities

In Québec, our electric generation system comprises 88 generating stations currently in service, of which 62 are hydroelectric, 2 are photovoltaic solar and 24 are thermal; with a total installed capacity of 37,439 MW as of December 31, 2022.

The following table lists the generating stations in service as of such date.

GENERATING STATIONS IN SERVICE IN QUÉBEC

Name of Facility	Year(s) Commissioned[a]	Capacity
		MW
Hydroelectric
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,864
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,326
Jean-Lesage (Manic-2)	1965-1967	1,229
Bersimis-1	1956-1959	1,178
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Outardes-4	1969	785
Bernard-Landry (Eastmain-1-A)	2011-2012	768
Carillon	1962-1964	753
Romaine-2	2014	640
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Romaine-3	2017	395
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	294
Romaine-1	2015	270
Beaumont	1958-1959	270
Romaine-4	2022	245
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Paugan	1928-1956	216
Rapide-Blanc	1934-1955	211
Shawinigan-2	1911-1929	200
Shawinigan-3	1948-1949	194
Manic-1	1966-1967	184
Rapides-des-Îles	1966-1973	176
Chelsea	1927-1939	152
Sarcelle	2013	150
La Gabelle	1924-1931	131
Première-Chute	1968-1975	131
Les Cèdres	1914-1924	113
Rapides-des-Quinze	1923-1955	109
Rapides-Farmer	1927-1947	104
Other (16 generating stations rated less than 100 MW)	1915-2009	680
Total		36,882
Photovoltaic solar
Gabrielle-Bodis	2021	8
Robert-A.-Boyd	2021	2
Total		10
Thermal
Bécancour (gas turbine)	1992-1993	411
Other (23 diesel plants on off-grid systems)	1967-2017	136
Total		547

a)	Indicates year(s) when facilities began commercial operation.

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In December 2021, we signed an agreement with CF(L)Co to purchase additional energy until August 2026, up to a maximum quantity of 2 TWh annually. In 2022, the energy and capacity purchased totaled 29.8 TWh at a cost of $131 million as compared to 30.7 TWh in 2021.

We have a power purchase agreement with Rio Tinto Alcan Inc. (“RTA”), that was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power. Under this 2006 amendment, we also agreed to purchase from RTA an additional 150 MW of peak power and to extend the agreement until December 31, 2045.

On December 23, 2021, Hydro-Québec and Evolugen, the Canadian operating business of Brookfield Renewable, entered into a 40-year escalating electricity purchase agreement under which Hydro-Québec will purchase the output of the Lièvre hydroelectric portfolio in Québec with 263 MW of capacity. The assets will continue to be operated by Evolugen.

In addition, we purchase energy and capacity under 54 long-term contracts with independent producers located in Québec. During 2022, 2.4 TWh were purchased under these contracts, at a total cost of $178 million. For 2023, we expect to purchase approximately 2.6 TWh. In our role as power distributor in Québec, we also have long-term contracts with independent producers (see “Distribution Activities”).

We also purchase energy and capacity in connection with our energy marketing operations (see “Wholesale and Energy Marketing Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2018 through 2022.

	Peak Power Demand[a]	Installed Capacity	Total Average Load[c]
MW
2018	38,364	37,310	26,346
2019	36,160	37,243	26,251
2020	36,450	37,231	25,486
2021	40,537	37,248	26,474
2022	42,601	37,439[b]	26,908

a)

The 2022 figure was valid as at April 21, 2023. The values indicated reflect demand at the annual domestic peak for the winter beginning in December, including interruptible power. The 2022-2023 winter peak was 42,601 MW and occurred at 6:00 p.m. on February 3, 2023.

b)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with CF(L)Co that will remain in effect until 2041. We also purchase all the output from 44 wind farms (3,932 MW) and 56 hydroelectric generating stations (708 MW) and almost all the output from 13 biomass and 5 biogas cogeneration plants (419 MW) operated by independent power producers. Moreover, 554 MW are available under long-term contracts.

c)	Total energy requirements (consisting of kilowatthours delivered within Québec and to neighboring systems), divided by the number of hours in the year.

WHOLESALE AND ENERGY MARKETING OPERATIONS

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec (as part of its Distribution Activities), nine municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than us, and independent generators in Québec can sell their electricity on the wholesale market using our transmission system.

In addition to the Heritage Pool Electricity, we generate other power supplies and products for distribution to the market, including a call for tenders issued for the supply of 600 MW over a 20-year period starting in March 2007 and a 20-year capacity supply of 500 MW, which began in December 2018.

Markets Outside Québec

Our main markets outside Québec consist of neighboring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas and Wyoming) and by ERCOT (which includes parts of Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM is a participant of the Ontario Independent Electricity System Operator (the “Ontario IESO”). HQEM sells and buys energy in Manitoba, Ontario, New Brunswick and Nova Scotia, and has transmission service agreements with Manitoba Hydro and New Brunswick Power Corporation to reserve transmission service on their respective systems.

We have long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

Counterparties	Expiry Date	Maximum Hourly Delivery Rate	Maximum Annual Deliveries
		MW	TWh
Cornwall Electric – Canada	2030	145	0.6[a]
Massachusetts Municipal Wholesale Electric Company	2025	15	0.1
New Brunswick Power Corporation	2040	N/A	5.5[a]
Ontario IESO	2023	N/A	2.0
Vermont power distributors[b]	2038	240	1.3

a)	The contract does not provide for maximum annual deliveries. The volume of actual deliveries during the year 2022 is included in this table for reference only.
b)	Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.

We are continuing talks regarding participation in projects to build transmission lines between Québec and certain states in the northeastern United States. These interconnections would enable us to increase our exports to these markets.

In February 2018, Massachusetts Electric Distribution Companies selected a transmission line project, the New England Clean Energy Connect (“NECEC”) led by NECEC Transmission LLC (“NECEC LLC”), in which we are a partner to supply 9.45 TWh of clean hydroelectricity power over a 20-year period.

The NECEC project involves the construction of a new 1,200-MW transmission line from the Québec/Maine border to the City of Lewiston, Maine. All relevant contracts were executed in June 2018 and the final major step in the U.S. regulatory approval process was obtained in January 2021. Our U.S. partner NECEC LLC initiated the construction of the NECEC line in January 2021, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, citizens of Maine voted in a citizen initiative referendum to block the project. Along with NECEC LLC, we are challenging the legality of the new law resulting from this initiative in court, and NECEC LLC has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with NECEC LLC, we also suspended some of the construction work related to the interconnection project in Québec.

In August 2022, the Maine Supreme Judicial Court rendered a final judgment in favor of NECEC LLC and Hydro-Québec, confirming that the new law was partially unconstitutional, as it violated NECEC LLC’s vested rights if the company could demonstrate that line construction had begun in good faith. At the same time, the Supreme Judicial Court remanded the case back to the trial court, the Maine Superior Court, to determine if NECEC LLC had acted in good faith. The work will not resume until the adoption of a court decision, specifying that the new law does not apply to the NECEC project. Hearings before the Maine Superior Court are slated for April 2023. (see “Note 17 to the 2022 Consolidated Financial Statements”).

In September 2021, following a request for proposals issued in connection with New York State’s Clean Energy Standard, the New York State Energy Research and Development Authority (“NYSERDA”) selected our electricity and the future Champlain Hudson Power

Express (“CHPE”) line. We signed contracts with the CHPE line developer, Transmission Developers, and NYSERDA in November 2021. Approval from the New York Public Service Commission for the agreement with respect to the sale of environmental attributes was obtained in April 2022. Construction work began late in 2022 in the U.S., while Canadian construction permits are expected in 2023. Under the project, the 1,250-MW CHPE line is expected to bring 10.4 TWh of renewable energy to New York. Commissioning is scheduled for 2026, based on current plans.

On February 10, 2023, we acquired Great River Hydro NE, LLC, a company which owns 100% of the units of Great River Hydro LLC, which owns and operates 13 hydropower generating stations, the largest number of such facilities in New England, with total installed capacity of 589 MW, located in the states of Vermont, New Hampshire and Massachusetts. This acquisition is expected to enable us to diversify our revenue streams in our main export market. The required authorizations were obtained from the regulatory authorities in the United States before the closure of the transaction in February 2023.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, for the years 2018 through 2022.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	Years ended December 31

	2018	2019	2020	2021	2022
Electricity Sales (GWh)	36,524	34,789	32,397	36,190	35,634
Revenue from Electricity Sales ($M)	1,700	1,571	1,466	1,826	2,912

TRANSMISSION ACTIVITIES

Through our Transmission Activities, we offer the following services:

●

transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation Activities – Québec Wholesale Market”) but excludes customers in remote communities;

●

point-to-point transmission service; as of the end of 2022, in addition to our Generation and Distribution Activities which are subject to a transmission service agreement for regulatory purposes, we have signed transmission service agreements with 26 other customers; and

●	connection of privately-owned generating facilities to our transmission system; we currently serve 68 of these generating stations.

Our Transmission Activities also include our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 370 MW interconnection line linking our grid at Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

TRANSMISSION SYSTEM

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result our transmission system is one of the most extensive in North America, totaling approximately 22,000 miles of lines. The system includes the following facilities as at December 31,2022.

Voltage	Substations	Lines (miles)[a]
765 kV and 735 kV	41	7,655
450 kV DC	2	757
315 kV	85	3,423
230 kV	54	2,021
161 kV	43	1,322
120 kV	223	4,346
69 kV or less	91	2,024
TOTAL	539	21,548

a)	Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.

We offer open access to our transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through our transmission grid at specified rates.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. It also acts as Reliability Coordinator for transmission systems in Québec. Our transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Newfoundland and Labrador) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighboring systems outside Québec as at December 31, 2022. Available transfer capacities are posted on the OASIS (Open Access Same-Time Information System) website.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		MW	MW	kV
CANADA	Ontario	2,705	1,970	120, 230 and 240
	New Brunswick	1,200	775	230, 315 and 345
	Newfoundland and Labrador	–	5,150	735

UNITED STATES	New York	2,079	1,100	120 and 765
	New England	2,287	2,170	120 and ±450 DC

DISTRIBUTION ACTIVITIES

Through our Distribution Activities, we are mandated to provide a secure, reliable supply of electricity and related services to the Québec market. To fulfill this responsibility, we rely primarily on our Heritage Pool Electricity. We also purchase additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 74,581 miles of medium voltage lines (almost exclusively 25 kV), as well as 66,965 miles of low voltage lines. Approximately 10% of all such lines are underground.

We sell to a wide range of customers, from large industrial users, which accounted for 31% of sales volume in 2022, to residential customers, which represented 39% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

We have developed some flexibility in the management of our system and currently have planned 1,769 MW of demand response from various programs and rates for winter 2022-2023. Specifically, an interruptible power rate option is offered to medium and large customers and expected to deliver 782 MW. In addition, the residential, commercial and institutional sectors are expected to deliver 987 MW through various initiatives. These include a dynamic rate and a winter credit option, a demand response option for commercial and institutional customers, demand side management services offered by our subsidiary Hilo and demand reductions from third party data centers specialized in cryptographic use applied to blockchains. These data centers are required to reduce their demand during peak hours at our request. Furthermore, in addition to demand response initiatives, 420 MW of concurrent peak-saving capacity in our residential dual-energy market is planned for winter 2022-2023. In this program, heating systems automatically switch from electricity to another energy source, when the temperature is below a set value.

We have entered into special agreements with six industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 13 to the 2022 Consolidated Financial Statements”). In 2022, deliveries under these agreements accounted for 50.6% of the total energy deliveries to large industrial users.

As for our Distribution Activities, for regulatory purposes, we rely on various internal and external sources to supply the Québec market. We rely primarily on the Heritage Pool Electricity of 165 TWh and we also issue short- and long-term calls for tenders. For requirements of less than three months, we may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unforeseen needs that cannot be met otherwise, we rely on a framework agreement whereby our Generation Activities ensure supply of electricity to our Distribution Activities that covers the period from January 1, 2023 to December 31, 2025.

Further to calls for tenders issued since 2002, to serve our Distribution Activities, we signed five contracts for the supply via our Generation Activities of 1,100 MW (two contracts totaling 600 MW over a 20-year period beginning in March 2007 and three contracts totaling 500 MW over a 20-year period beginning in December 2018) and 74 contracts with independent producers for the supply of 4,730 MW (including 3,722 MW of wind-generated electricity) for deliveries beginning between 2006 and 2025. We also have long-term contracts established with independent producers in connection with our Generation Activities (see “Generation Activities – Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2022.

LONG-TERM CONTRACTS AWARDED

Type of power	Number of Contracts		Capacity	Starting Date	Expiry Date
			MW
Hydroelectric	12	In service	1,203	2007-2018	2027-2038
	4[a]	Under development	48	2023-2024	2044-2063

Natural gas cogeneration	1	Mothballed	507	2006	2026

Wind	39[a]	In service	3,722	2006-2022	2026-2043

Forest biomass cogeneration	18	In service	315	2007-2021	2023-2046
	1	Under development	10	2025	2050

Biogas cogeneration	4	In service	25	2012-2017	2032-2042
TOTAL	79		5,830

a)	One hydroelectric contract and one wind-generated electricity contract are on off-grid systems.

Our objective is to have a flexible and diversified energy portfolio to deal with fluctuations in demand. Every three years, we prepare a supply plan covering the next 10 years. This supply plan presents forecasts of our customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that we intend to use to ensure a secure supply of electricity for Québec. The Electricity Supply Plan 2023-2032 was filed with the Energy Board in November 2022 and a final decision is expected in 2023.

We have taken various measures with the goal of achieving a balance between supply and demand in Québec, including:

●	One contract is now in service with a service date in January 2022: a 24-MW wind contract, on interconnected grid systems;
●

We have accepted seven bids for a total of 1,303 MW of installed capacity under the two calls for tenders launched on December 13, 2021. One of the calls for tenders was for a block of 480 MW from renewable energy sources and the other one was for a block of 300 MW generated from wind power. We expect to finalize contracts with the project proponents in the first half of 2023. The contracts will then be submitted to the Energy Board for approval;

●	Moreover, we issued one call for tenders on March 31, 2023, for the purchase of 1,500 MW of wind energy covering a minimal 20-year period. The deadline for responses is expected in September 2023;
●

On October 29, 2015, the Energy Board agreed to exempt us from filing each year to obtain an annual extension of the suspension period for TransCanada Energy’s Bécancour generating station (“TCE”). Should we require TCE as a base resource, a demand must be made three years prior to its use. As of December 31, 2022, the suspension is in place until 2026 (the accounting for this agreement is described in “Note 3 to the 2022 Consolidated Financial Statements” under “Regulatory Assets – Costs related to a suspension agreement”);

●	Further to a request for proposal, we acquired 1,000 MW of Unforced Capacity (UCAP) for January and February 2023; and
●	4.4 TWh of short-term transactions in 2022.

Additional calls for tenders could be made in the coming years in order to maintain this balance (see “Regulatory Framework – Energy Board Act”).

In July 2021, Hydro-Québec entered into a partnership agreement with Énergir to reduce greenhouse gas emissions associated with heating residential, commercial and institutional buildings. The agreement seeks to implement a dual-energy solution combining electricity and natural gas in keeping with the 2030 Plan for a Green Economy, which establishes the Québec government’s electrification and climate change policy framework. Under this agreement, Hydro-Québec will pay Énergir an annual contribution based on actual volumes of natural gas converted to electricity. This contribution toward reducing Greenhouse Gas emissions (the “GHG Contribution”) is estimated to reach $85 million per year starting in 2030. In May 2022, the Energy Board adopted a general principle authorizing Hydro-Québec to include the annual GHG Contribution in the calculation of its Distribution Activities’ revenue requirements for rate-setting purposes. Given our regulatory Framework, this general principle would first apply for the rate year beginning April 1, 2025. The partners launched their first dual-energy offer, for residential customers, in June 2022. An application related to a new dual-energy rate for commercial and institutional customers was filed with the Energy Board in October 2022. In February 2023, the Energy Board revoked its May 2022 decision, stating that the current regulatory framework does not allow Hydro-Québec to include, through an innovative approach aimed at decarbonization, the GHG contribution in its revenue requirements. On March 24, 2023, we filed an application for judicial review of the Energy Board’s latter decision before the Québec Superior Court. We will pursue the partnership with Énergir nonetheless.

ELECTRICITY RATES

Our rates are subject to An Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”), which came into force in December 2019 (see “Regulatory Framework – Energy Board Act”). In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. The Rates Simplification Act also provided for a freeze on distribution rates for the rate year beginning April 1, 2020, followed by their annual indexation for the next four years. In February 2023, the National Assembly of Québec passed the bill entitled An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the “2023 Act”). Among other things, the 2023 Act stipulates that the indexation rate for residential electricity rates will be based on the lesser of the average Consumer Price Index (the “CPI”) and the top rate of the Bank of Canada’s inflation-control range.

Prior to implementation of the Rates Simplification Act, rates had been fixed annually to allow recovery of authorized service costs, including estimated supply costs, and a reasonable rate of return on shareholder’s equity.

According to the 2023 Act, the increase in residential rates has been limited to 3% for the rate year beginning April 1, 2023. Since the rates that apply to business customers are not targeted, they have increased by 6.5%, which is equal to the average CPI between September 30, 2021, and September 30, 2022. The increase applied to Rate L customers is set at 4.2%, which corresponds to a rate of 0.65 applied to the indexation rate of 6.5%, as established and approved in a recent decision of the Energy Board.

The following table shows the rate changes that took effect in each year and the average yearly rate increase, from 2018 to 2023, as well as annual inflation rates:

	2018	2019	2020	2021	2022	2023[e]
Rate increase as of April 1[a]	0.3%	0.9%	0%	1.3%	2.6%	3.0%
Average rate increase from January 1 to December 31[b]	0.4%	0.8%	0.2%	1.0%	2.3%	2.9%
Inflation Rate[c]	2.3%	1.9%	0.7%	3.4%	6.8%	3.7%[d]

a)	Excluding Rate L, for which the increase was 0% in 2018, 0.3% in 2019, 0% in 2020, 0.8% in 2021, 1.7% in 2022 and 4.2% for 2023.
b)	Excluding Rate L.
c)	Canadian Consumer Price Index for the calendar year.
d)	March 2023 forecast published by Consensus Economics Inc.
e)	For 2023, the rate increase and average rate exclude Rate L and the business rate. In 2023, the Rate L increase was 4.2% and the business rate increase (excluding Rate L) was 6.5%.

ELECTRICITY SALES AND REVENUE

The following table summarizes consolidated electricity sales and revenue in Québec, by customer segments, for the years 2018 through 2022.

OPERATING STATISTICS

	Years ended December 31

	2018	2019	2020	2021	2022
GWh
Electricity Sales
In Québec, by segment
Residential	69,566	70,688	68,647	67,572	70,941
Commercial, institutional and small industrial	47,659	47,894	45,146	46,157	47,983
Large industrial	50,252	50,358	52,096	55,779	55,357
Other	5,337	5,640	5,557	5,721	6,279
Total Electricity Sales	172,814	174,580	171,446	175,229	180,560
$M
Revenue from Electricity Sales
In Québec, by segment
Residential	5,591	5,752	5,535	5,522	5,974
Commercial, institutional and small industrial	4,016	4,056	3,853	3,957	4,205
Large industrial	2,196	2,279	2,208	2,498	2,674
Other	331	342	333	342	378
Total Revenue from Electricity Sales	12,134	12,429	11,929	12,319	13,231
As at December 31
Number of Customer Accounts
In Québec, by segment
Residential	3,994,491	4,032,426	4,076,286	4,128,692	4,178,346
Commercial, institutional and small industrial	317,608	319,225	321,562	323,501	325,498
Large industrial	185	186	189	193	194
Other	4,630	4,705	4,763	4,812	4,868
Total Customer Accounts	4,316,914	4,356,542	4,402,800	4,457,198	4,508,906

CORPORATE OUTLOOK

DEVELOPMENT STRATEGY

In 2023, we plan to invest approximately $ 5.7 billion, most of which would be allocated to the Transmission Activities ($2.3 billion), the Generation Activities ($1.6 billion) and the Distribution Activities ($1.2 billion). Nearly two-thirds of the total amount is expected to be earmarked for asset sustainment. The remainder is expected to go toward development activities.

The 2023 borrowing program is expected to total $5.0 billion. The funds raised are intended to be used to finance the company’s ongoing needs, including a large part of the investment program, to repay maturing debt and the acquisition of Great River Hydro NE, LLC, in New England.

The largest projects related to grid modernization and reliability include the refurbishment work underway at Rapide-Blanc and Carillon generating stations to optimize the generating activities, the addition of two converter units to Châteauguay substation to increase its interconnection capacity with the New York system, and the ongoing construction of the 735-kV Micoua-Saguenay line.

The balance of the planned investments is expected to be dedicated to development activities to meet the growth in demand in Québec, expand Hydro-Québec’s activities on neighboring markets and contribute to the decarbonization of the economy. Other activities include the connection of new customers to the distribution network, the initial phase of major projects to increase the capacity of certain hydroelectric generating stations, including Outardes-2 generating station, the construction of the Hertel–New York interconnection line, which would be connected to the CHPE line, and the construction of a new generating station to supply the Inuit village of Tasiujaq in the Nord-du-Québec region.

WATER-POWER ROYALTIES

As stipulated in the Watercourses Act (Québec), we pay the same statutory royalties as those paid by private producers of hydro-electricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generating station.

For 2023, these royalties, indexed annually to the Consumer Price Index, consist of:

●	a statutory royalty of $3.72 ($3.50, $3.42 and $3.38, for 2022, 2021 and 2020, respectively) per thousand kilowatthours of electricity produced; and
●	a contractual royalty of $0.88 ($0.83, $0.81 and $0.80, for 2022, 2021 and 2020, respectively) per thousand kilowatthours of electricity produced.

These royalties totaled $774 million in 2022, $752 million in 2021 and $710 million in 2020.

CAPITAL INVESTMENT PROGRAM

The capital investment program includes capital expenditure for fixed and intangible assets. The following table is a summary of our capital investments affecting cash for the years 2018 through 2022. Over the 2023-2027 period, we plan to invest approximately $ 6.7 billion in fixed and intangible assets per year on average, including an estimated $5.7 billion in 2023, as stated in the table below.

CAPITAL INVESTMENTS AFFECTING CASH

	Estimated
	2018	2019	2020	2021	2022	2023
$M
Fixed and Intangible Assets
Generation	792	1,044	940	1,052	1,001	1,550
Transmission[a]	1,782	1,563	1,423	1,930	2,021	2,260
Distribution	664	737	773	952	906	1,158
Corporate and Other	164	204	230	289	343	722
Total Investments	3,402	3,548	3,366	4,223	4,271	5,690

a)	Including sub-transmission facilities.

Our investments totaled $4,271 million in 2022. Most of this amount was allocated to large-scale development projects, as well as to major refurbishment projects to maintain and improve the quality of our assets.

Investments in asset sustainment totaled $3.0 billion. In particular, we continued to invest in our generating facilities to ensure their long-term operability and maximize their output. For instance, projects are underway at Robert-Bourassa, Bersimis-2, Beauharnois, Rapide-Blanc and Carillon generating stations. The work on these last two generating stations should also increase power to be able to meet anticipated increase in electricity demand. At the same time, we allotted significant funds to the construction of transmission lines designed to reinforce our system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. We also continued to invest in upgrading and modernizing our transmission facilities. Some examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, we carried out work to optimize the operation of our distribution system and to maintain and improve the quality of our distribution assets.

Investments in development projects totaled $1.3 billion. In particular, significant funds were allocated to various projects to handle the growing customer base in Québec and increase output capacity. It should be noted that the last unit of Romaine-4 generating station, in Minganie, was commissioned in September, bringing its installed capacity to 245 MW. The Romaine complex is now fully operational, 13 years after work began.

We are also continuing our transportation electrification efforts with ongoing investments in our public charging network, the Electric Circuit.

Allocation of Capital Expenditure for the Generation, Transmission and Distribution Activities

The following tables summarize the allocation of estimated capital expenditure for 2023 among our three major activities:

GENERATION

	Available Power	Planned Date of Operation	Estimated Capital Expenditure 2023
	MW		$M
ASSET SUSTAINMENT AND OPTIMIZATION
Refurbishment and refitting of generating stations	–	Continuous program	1,110

DEVELOPMENT PROJECTS
Romaine complex - completion	1,550	2014–2022	191
Other generation projects - mostly adding power	–	–	249
			440
Total			1,550

TRANSMISSION [a]

		Planned Date of Operation	Estimated Capital Expenditure 2023
			$M
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability		Continuous program	1,545

SYSTEM GROWTH PROJECTS
All projects		–	715

Total			2,260

a) Including sub-transmission facilities.

DISTRIBUTION [a]

			Estimated Capital Expenditure 2023
			$M
ASSET SUSTAINMENT AND OPTIMIZATION
Reliability and long-term operability			440

DEVELOPMENT PROJECTS			718

Total			1,158

a)	Including investments in distribution facilities as well as in generating and transmission facilities in our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2023 are approximately $12.6 billion, including approximately $5.7 billion for capital investments, approximately $2.1 billion for the acquisition of Great River Hydro NE, LLC, approximately $1.1 billion for long-term debt repayment and approximately $3.4 billion for the payment of the dividend declared for 2022. Our self-financing ratio (defined as cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities—excluding acquisitions and disposals of short-term investments and sinking fund securities—and repayment of long-term debt) is expected to be 31.8% in 2023, compared to 55.3% in 2022.1

[1]

The expected variation in this ratio in 2023 is mainly due to anticipated increases of $1.4 billion in capital investments, $2.1 billion in long-term investments in connection with the acquisition of Great River Hydro NE, LLC and $0.7 billion in the dividend declared for 2022 as well as decreases of $0.6 billion in cash flows from operating activities and $2.1 billion in repayment of long-term debt compared to the previous year.

REGULATORY FRAMEWORK

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 14 to the 2022 Consolidated Financial Statements”). Our dividend policy is to distribute 75% of our net income.

Energy Board Act

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. Our Transmission and Distribution Activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base.

The Energy Board consists of twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, the Rates Simplification Act (see “Electricity Rates”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, it specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. Notwithstanding the foregoing, the Rates Simplification Act authorizes us to ask the Energy Board to modify our distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

Specifically, the Energy Board has the authority to:

●	fix, or modify, after holding public hearings, our rates and conditions for the transmission of electric power;

●	starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, our rates and conditions for the distribution of electric power;

●	approve our electric power supply plan;

●	designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator;

●	authorize our transmission investment projects; and

●	rule upon complaints from customers concerning application of rates or conditions of services.

In addition, the Energy Board Act was amended in 2010 to allow a gradual increase of the cost of the Heritage Pool Electricity starting in 2014. The Energy Board Act was subsequently amended by replacing the gradual increases of the average cost of the Heritage Pool Electricity with the indexation of the average cost of the Heritage Pool Electricity.

The 2023 Act limits Hydro-Québec’s obligation to distribute electricity in regards to any new request, any request for an additional load or any request from a customer having a special contract, which is for 5,000 kW or more of power, unless the Minister of Economy, Innovation and Energy authorizes such distribution. Hydro-Québec must obtain such authorization to distribute electricity to a customer.

In accordance with its authority relating to rate determination, the Energy Board implemented a performance-based regulation mechanism for our Transmission Activities, effective in 2019.

Surplus earnings realized from carrying on transmission activities in Québec are subject to an earnings sharing mechanism. Earnings in excess of the authorized rate of return are shared with customers in the following proportions:

●	50/50 sharing for the first 100 basis points above the authorized rate of return; and

●	75% customers and 25% Hydro-Québec, beyond 100 basis points.

Any shortfall is absorbed by Hydro-Québec.

Generation Activities

The Energy Board’s jurisdiction does not extend to Generation Activities.

Transmission Activities

Transmission rates and service conditions are subject to approval by the Energy Board.

With regard to our Transmission Activities, we informed the Energy Board that we would postpone our 2023 rate application, initially planned for summer 2022, to 2023, due to the change in our organizational structure. Until it can study our 2023 rate application, the Energy Board approved our request in December 2022 to maintain on an interim basis the 2022 rates, to be effective January 1, 2023, as follows: $71.38/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of $2,812.4 million per year. The interim revenue for rate setting purposes totaled $3,196.8 million for short- and long-term point-to-point transmission services and native-load. The Energy Board’s final decision will be issued after the rate application is processed.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is the Reliability Coordinator for transmission systems in Québec as designated by the Energy Board.

Distribution Activities

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

Effective April 1, 2023, electricity rates have increased by 3% for residential customers (as limited per the 2023 Act) and by 6.5% (corresponding to the annual indexation) for business customers, with the exception of Rate L customers for which the rate increase is 4.2% as set by a decision of the Energy Board dated March 1, 2023.

Canadian Energy Regulator Act

Our exports of electric power are subject to the Canadian Energy Regulator Act which provides that a permit or license must be obtained from the Canada Energy Regulator for such exports. We hold the following permits for short-term exports (contracts of five years or less):

●	one permit expiring on December 31, 2030 authorizing us to export annually up to 30 TWh of combined firm and interruptible energy to the United States;

●

one permit granted to our subsidiary, HQEM, expiring on April 7, 2029. This permit authorizes HQEM, as a power marketer, to export annually up to 30 TWh of firm and interruptible energy and up to 6,000 MW of power from interconnections located in Canada.

Each of these permits allows us to take advantage of the spot market in the United States; however, long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the Canada Energy Regulator.

The Canada Energy Regulator also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Permits or Certificates of Public Convenience and Necessity concerning those international power lines.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, most of our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval to government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

Environmental protection and conservation are among our main priorities. In 2022, our environmental management system was again certified to ISO 14001:2015. ISO 14001:2015 is the environmental management standard of the International Organization for Standardization. In addition, we annually review our management of environmental risks and issues and publish a Sustainability Report.

The Government adopted the Sustainable Development Act (the “Sustainable Act”) in April 2006 and the Government Sustainable Development Strategy covering the period 2015-2020 (the “Government Strategy”) in 2015. A governmental decree was adopted in the fall of 2020 to extend the effective period of the current Government Strategy. The comprehensive review of the Government Sustainable Development Strategy 2023-2028 is now underway. The Québec Cabinet has authorized the tabling of the Draft Government Sustainable Development Strategy in the National Assembly. The Draft Strategy will be subject to a public consultation in the context of a Parliamentary Committee, as provided for in the Sustainable Act. As a Government-owned corporation, we are subject to the Sustainable Act and the Government Strategy and we published our own Sustainable Development Plan, covering the period 2020-2024, in March 2020.

LITIGATION

Innus of Uashat mak Mani-Utenam

The Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) have filed lawsuits before the Courts of Québec against the federal government, Québec and Hydro-Québec seeking judicial recognition of Aboriginal rights and title as well as $1.5 billion in damages relating to an area of land in Québec where some of our hydroelectric facilities are located, part of which is within the territory subject to the James Bay and Northern Québec Agreement (the “JBNQA”). The Uashaunnuat, who claim not to be party to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. They also seek various orders, including rendering of accounts and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands. While the portion of the proceedings relating to the territory overlapping with the JBNQA territory is suspended, the rest of the proceedings are ongoing. Along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

In January 2023, the Uashaunnuat have filed new proceedings before the Courts of Québec against Hydro-Québec and CF(L)Co regarding the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. They allege that this hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, the Uashaunnuat are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. We are contesting these claims.

Innus of Pessamit

The Innus of Pessamit have filed lawsuits before the Courts of Québec against the federal government, Québec and Hydro-Québec seeking judicial recognition of Aboriginal rights and title as well as $500 million in damages relating to an area of land in Québec where some of our hydroelectric facilities are located. They also seek compensation based on revenue sharing to be determined by the Court, for the revenues generated by our facilities located in the contested area. The proceedings are ongoing and, along with the Attorney-General of Canada and the Attorney-General of Québec, we are contesting these claims.

Innu Nation Inc.

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec regarding the Churchill Falls hydroelectric complex. Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s Aboriginal rights and title . Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. We are contesting these claims.

EMPLOYEES

We had 22,051 employees as at December 31, 2022 composed of 18,808 permanent employees and 3,243 temporary employees. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 83% of our work force.

Eight collective agreements govern the working conditions of our unionized employees.Six of them expire on December 31, 2023 and preparatory work is underway.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated. The consolidated financial statements take into account the decisions handed down by the Energy Board with respect to the transmission and distribution of electricity. They also reflect the provisions of An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27).

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated. Lastly, the information contained herein takes into account any significant event that occurred on or before February 17, 2023, the date of approval of this Annual Report by the Board of Directors.

OVERVIEW

In a context marked by a sharp increase in energy prices on export markets and cold winter temperatures in the first quarter, net income exceeded $4.5 billion for the first time, totaling $4,557 million. This nearly $1.0-billion increase over the $3,564 million recorded the previous year is mainly due to higher sales revenue, both in and outside Québec, which was, however, partially offset by an increase in electricity purchases.

In light of these results, the dividend payable to the Québec government, our sole shareholder, amounts to $3,418 million.

Export markets

On external markets, electricity sales generated unprecedented revenue of $2,912 million, mainly due to favorable market conditions during the year. Energy markets saw a marked rise in prices, in the midst of the energy crisis in Europe due partially to the conflict in Ukraine. The export volume remained high, at 35.6 TWh.

	2022	2021
Average price obtained[a]	8.2¢/kWh	5.0¢/kWh

a)	Including hedging effect.

Québec market

Electricity sales in Québec reached a record level of 180.6 TWh, up 5.4 TWh compared to 2021. This increase in sales is in part attributable to the effect of cold temperatures, the impact of which was felt mainly in January – the coldest since 2004 – when temperatures were 7°C colder, on average, than in 2021. It also results from higher energy consumption in the residential segment and in the commercial, institutional and small industrial segment.

Total sales volume

Overall, the heightened needs of the Québec market and the high level of electricity exports to neighboring markets drove the total sales volume across all markets to a historic high of 216.2 TWh in 2022, an increase of 4.8 TWh over the previous record, set in 2021. We succeeded in supplying reliable power to over 4 million customers in Québec and exporting significant electricity volumes to the wholesale markets in northeastern North America. This feat is a direct result of the skills and efforts of our entire workforce, along with the reliability and smooth operation of our facilities.

Weather events

In 2022, Québec was the scene of several weather events, two of which caused widespread power outages that required major service restoration work. First, last May, a storm front, known as a “derecho,” over 300-km wide and with winds of 150 km/h resulted in thousands of power outages. Then, in late December, a winter storm with unusually violent wind gusts struck Québec, causing serious damage in many regions. Each of these storms deprived over half a million customers of power. Weather conditions also led to other, smaller outages throughout the year. Overall, these weather events led to restoration costs of $126 million, recognized in operational expenditure. This is the highest amount since the 1998 ice storm. In accordance with the current regulatory framework, these costs are borne by us, and are not expected to have any impact on the electricity rates.

Electricity rates

In keeping with An Act to simplify the process for establishing electricity distribution rates, our rates applicable as of April 1, 2022, were indexed based on inflation. All rates were therefore increased by 2.6% except the large-power industrial rate (Rate L), which was increased by 1.7%. Year after year, our electricity rates continue to be among the lowest anywhere in North America.

Average price[a]	7.59¢/kWh

a)	On April 1, 2022 (for residential customers with monthly consumption of 1,000 kWh).

Investment program

We dedicated $4,271 million to our investments in property, plant and equipment and intangible assets in 2022. Most of this amount was allocated to large-scale projects aimed at ensuring the long-term operability of our assets, as well as to major development projects.

The major projects include continuing the construction of the 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. This is the largest electricity transmission project underway in Québec. The line, which will run 262 km, is expected to help maintain the reliability and improve the operational flexibility of our transmission system and reduce electrical losses associated with the distances covered. The new equipment is expected to be commissioned in 2023.

Our investments to ensure asset sustainment have increased significantly in recent years. In fact, funds allocated to sustainment in 2022 have increased by nearly 50% compared to five years ago.

Completion of the Romaine hydroelectric complex

On the Romaine hydroelectric complex site, the last Romaine-4 generating station was commissioned in September. The complex is now fully operational, 13 years after breaking ground. With total installed capacity of 1,550 MW, it is intended to help us meet Québec’s energy needs for several decades and export clean, reliable and renewable energy to markets outside Québec, in order to reduce greenhouse gas emissions in the northeastern part of the continent.

Acquisition of Great River Hydro LLC

In September, we entered into an agreement to acquire Great River Hydro LLC, which owns and operates the largest hydroelectric fleet in New England. This fleet, comprised of 13 hydropower generating stations with total installed capacity of 589 MW, located in the states of Vermont, New Hampshire and Massachusetts, powers over 213,000 households in New England every year.

The acquisition cost, settled in cash, amounted to US$1.5 billion (C$2.1 billion). The transaction is intended to allow us to diversify our sources of income in our main export market and also to combine our expertise in managing and leveraging hydroelectric facilities with Great River Hydro’s understanding of the New England market. Together, the two entities intend to support the development of new renewable energy projects in a market where such resources are in high demand. The authorizations required from U.S. regulatory agencies were obtained before the closure of the transaction, which occurred on February 10, 2023.

Contribution to the Québec government’s revenue

Our contribution to the Québec government’s revenue for 2022 amounts to $6.0 billion. This contribution includes our net income of $4.6 billion, water-power royalties, the public utilities tax, and guarantee fees related to debt securities.

CONSOLIDATED RESULTS

Net income

In a context marked by a sharp increase in energy prices on export markets and cold winter temperatures at the beginning of the year, net income reached $4,557 million, an increase of $993 million compared to the $3,564 million recorded the previous year. This growth is attributable to an increase in electricity sales, both in and outside Québec, partially offset, however, by an increase in electricity purchases.

On markets outside Québec, electricity sales rose by $1,086 million, mainly as a result of a sharp increase in the average price obtained. Export volume reached 35.6 TWh, comparable to a year earlier.

In Québec, electricity sales set a record of 180.6 TWh, an increase of 5.4 TWh compared to the previous year, bringing in $912 million more than in 2021, due to several factors. First, temperatures led to an increase of 3.0 TWh or $258 million. Their effect was mainly felt in January, when they were 7°C lower, on average, than in 2021. Second, baseload demand rose by 2.4 TWh or $202 million as a result of growth in energy consumption in most segments, especially among residential customers and in the commercial, institutional and small industrial segment. Lastly, the increase in aluminum prices drove up electricity sales by $211 million, while the indexation of rates as of April 1, 2021 and 2022, had a favorable impact of $239 million.

Electricity purchases rose $665 million due to three factors: an increase in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements during the cold spell at the beginning of the year; higher transmission costs related to sales outside Québec partly due to the sharp spike in energy prices on the markets; and a higher supply volume, resulting in part from the coming into force of new power purchase agreements.

Revenue

Revenue totaled $16,567 million, compared to $14,526 million a year earlier. Revenue from ordinary activities reached $16,369 million, compared to $14,363 million in 2021. Electricity sales amounted to $16,143 million, or $1,998 million more than the $14,145 million recorded the previous year. This marked increase is due to a $912-million rise in electricity sales in Québec and a $1,086-million spike in electricity sales on markets outside Québec. Other revenue from ordinary activities increased by $8 million, and revenue from other activities, by $35 million.

Revenue from ordinary activities

Electricity sales in Québec

In Québec, electricity sales rose by 5.4 TWh to a historic peak – 180.6 TWh – contributing to a $912-million increase in related revenue, resulting from the combined effect of four factors, with a practically equivalent impact.

First, temperatures had a favorable impact of 3.0 TWh or $258 million. First-quarter temperatures were colder in 2022 than 2021, leading to an increase of 3.6 TWh or $311 million. The impact on sales was especially significant in January – the coldest since 2004 – when temperatures were 7°C lower, on average, than in 2021. On the other hand, December’s temperatures were milder in 2022 than 2021, resulting in a decrease in sales of 0.8 TWh, or $70 million compared to the previous year.

Second, baseload demand rose by 2.4 TWh or $202 million due to the increase in energy needs, mainly in the residential segment, where demographic change led to a natural growth in the number of customer accounts, and in the commercial, institutional and small industrial segment, which benefited from renewed vigor in the Québec economy. It should be noted that the first half of 2021 was marked by the enforcement of public health measures related to the management of the pandemic, including the closure of many stores and other businesses for several months during winter and spring, which exerted downward pressure on electricity sales.

Third, the increase in aluminum prices, which have an effect on revenue from some special contracts, led to a $211-million increase in revenue from electricity sales in Québec.

Fourth, the rate indexations that came into effect on April 1, 2021 and 2022, pursuant to An Act to simplify the process for establishing electricity distribution rates, translated into a $239-million increase in revenue.

ELECTRICITY SALES IN QUÉBEC BY SEGMENT

		Sales volume			Revenue
	2022	2022–2021 change		2022	2022–2021 change
Segment	TWh	TWh	%	$M	$M	%
Residential	70.9	3.3	4.9	5,974	452	8.2
Commercial, institutional and small industrial	48.0	1.8	3.9	4,205	248	6.3
Large industrial	55.4	(0.4)	(0.7)	2,674	176	7.0
Other	6.3	0.7	12.5	378	36	10.5
Total	180.6	5.4	3.1	13,231	912	7.4

FACTORS UNDERLYING THE 2022–2021 CHANGE IN SALES BY SEGMENT

				Volume effects			Price effects		Total
	Baseload demand		Temperatures		Total	Rate adjustments	Other	Total
Segment	TWh	$M	TWh	$M	$M	$M	$M	$M	$M
Residential	0.8	73	2.5	220	293	121	38	159	452
Commercial, institutional and small industrial	1.4	111	0.4	34	145	91	12	103	248
Large industrial	(0.4)	(5)	–	–	(5)	19	162	181	176
Other	0.6	23	0.1	4	27	8	1	9	36
Total	2.4	202	3.0	258	460	239	213	452	912

Electricity sales outside Québec

Revenue from electricity sales in markets outside Québec approached $3 billion, totaling $2,912 million, compared to $1,826 million in 2021. This growth comes mainly from favorable market conditions during the year, due to the spike in global energy prices in 2022. More specifically, the economic recovery and the energy crisis in Europe due to the conflict in Ukraine drove up natural gas prices, leading to an increase in electricity prices in markets in the northeastern United States, where gas-fired electricity generation is prevalent. The result was that the annual average for electricity prices in New England, our main export market, nearly doubled in comparison to 2021. This situation led to much higher revenue from sales outside Québec, which was partially offset by the effect of the risk management strategy put in place to mitigate price volatility. Export volume remained at a level comparable to that of 2021, or 35.6 TWh. The strength of economic activity, combined with favorable weather conditions, especially during the summer, led to sustained demand on external markets.

BREAKDOWN OF SALES OUTSIDE QUÉBEC IN 2022 BY MARKET (TWh)

Market	%
New England	46
Ontario	21
New York	17
New Brunswick	16

Other revenue from ordinary activities

Other revenue from ordinary activities amounted to $226 million, an amount comparable to the $218 million recorded in 2021.

Revenue from other activities

Revenue from other activities was $198 million, an increase of $35 million over the $163 million recorded a year earlier.

Expenditure

Total expenditure reached $9,716 million in 2022, compared to $8,594 million a year earlier.

Operational expenditure

Operational expenditure amounted to $3,844 million, or $556 million more than the $3,288 million recorded in 2021, resulting from several factors.

First, the increase is partly due to an increase in our activities to improve service quality and reliability, the intensification of servicing and maintenance activities, and an increase in expenditure related to digital services to meet our increased business needs and support our technological evolution. These elements are reflected in part in growth of the workforce and greater costs related to the use of external services. In addition, the indexation of salaries and the impact of inflation on the entire supply chain created upward pressure on operational expenditure. The impact of these factors was mitigated by a decrease in the current service cost of the Pension Plan, related to the rise, in late 2021, in long-term interest rates on the capital markets, which determine the discount rates.

Next, the cost of restoring service increased in comparison to 2021, due essentially to two extreme weather events that led to major outages and significant damage during the year. These two events were a major storm front, called a “derecho,” which struck Québec in May and a winter storm with unusually violent winds hit at the end of the year. In both cases, more than half a million customers were without power, and major work was required, leading to an increase in costs, especially in terms of overtime and expenditure related to external vegetation control services and the participation of special teams of line workers.

Finally, the increase in the operational expenditure also reflects the activities of subsidiaries tasked with leveraging the technologies and services resulting from our R&D efforts in the areas of energy efficiency, demand response and energy storage systems.

Other components of employee future benefit cost

In the line item Other components of employee future benefit cost, a credit amount of $1,020 million was recognized in 2022, compared to $743 million in 2021. This change comes primarily from the increase in the value of the Pension Plan assets on December 31, 2021, which had a positive effect on the amounts recognized under this line item in 2022.

Electricity purchases

Electricity purchases totaled $2,834 million, an increase of $665 million compared to the $2,169 million recognized in 2021. This difference is due to a $235-million increase in short-term supplies for electricity export purposes, particularly due to higher transmission costs related to sales outside Québec, attributable in part to the sharp hike in energy prices. Furthermore, short-term supplies purchased on the markets to meet Québec’s ad hoc requirements during the cold spells spiked by $165 million. Wind power supplies also increased by $102 million because of higher output from facilities under contract and the commissioning of two new wind farms in the Montérégie and Saguenay–Lac-Saint-Jean regions. Finally, the coming into force of a new power purchase agreement with an independent producer that allows us to buy the entire output from generating stations on the Rivière du Lièvre, in Outaouais, led to purchases of $88 million.

Depreciation and amortization

Depreciation and amortization expense amounted to $2,828 million, compared to $2,689 million a year earlier. This $139-million rise derives in part from an increase in the depreciation of property, plant and equipment and intangible assets, particularly following commissioning activities in 2021 and 2022.

Taxes

Taxes amounted to $1,230 million, or $39 million more than the $1,191 million recognized in 2021, primarily due to a $23-million increase in water-power royalties, attributable mainly to the indexation of the applicable rate and, to a lesser degree, higher output volume.

Financial expenses

Financial expenses stood at $2,294 million in 2022, a $74-million decrease compared to the $2,368 million recorded the previous year. The sharp increase in interest rates in the capital markets resulted in a higher interest expenditure related to variable-rate debts, which was partially offset by the growth of net investment income. Despite rising interest rates, we also issued new debt securities at interest rates far lower than those related to debts that matured during the year, which had a favorable effect on the financial expenses.

KEY FIGURES FOR 2022

	2022	2021

OPERATIONS AND DIVIDEND ($M)

Revenue	16,567	14,526

Income before financial expenses	6,851	5,932

Net income	4,557	3,564

Dividend	3,418	2,673

BALANCE SHEETS ($M)

Total assets	89,374	82,698

Property, plant and equipment and intangible assets	71,080	69,420

Long-term debt, including current portion	51,541	49,698

Equity	26,877	23,260

FINANCIAL RATIOS

Return on equity (%)[a]	17.6	14.3

Capitalization (%)[b]	34.6	32.0

Profit margin (%)[c]	27.5	24.5

Interest coverage[d]	2.94	2.52

Self-financing (%)[e]	55.3	52.2

a)

Net income divided by average equity for the year less average accumulated other comprehensive income for the year. The increase in this ratio compared to 2021 is mainly attributable to the increase in net income.

b)

Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund. The increase in this ratio compared to 2021 is mainly due to higher equity.

c)	Net income divided by revenue. The increase in this ratio compared to 2021 is due to the increase in net income, which was nevertheless offset by revenue growth.
d)

Sum of income before financial expenses and net investment income divided by interest on debt securities. The increase in this ratio compared to 2021 is mainly due to the increase in income before financial expenses.

e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities—excluding acquisitions and disposals of short-term investments and sinking fund securities—and repayment of long-term debt. The increase in this ratio compared to 2021 is mainly due to the $1.7-billion increase in cash flows from operating activities.

Note: Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

CASH AND CAPITAL MANAGEMENT

Operating activities

Cash flows from operating activities amounted to $6.8 billion in 2022, compared to $5.1 billion in 2021. This increase is partly due to the $1.0-billion growth in net income, as explained in the Consolidated Results section.

The cash flows were used to pay the dividend for 2021 and to finance a portion of the investment program, among other things.

Investing activities

In 2022, we invested $4.3 billion in property, plant and equipment and intangible assets, compared to $4.2 billion in 2021. Most of this amount was allocated to large-scale asset sustainment initiatives and major development projects.

We allocated $3.0 billion to asset sustainment. In particular, we continued to invest in our generating facilities to ensure their long-term operability and maximize their output. For instance, projects are underway at Robert-Bourassa, Bersimis-2, Beauharnois, Rapide-Blanc and Carillon generating stations. The work on these last two generating stations should also increase power to be able to meet anticipated increase in electricity demand. At the same time, we allotted significant funds to the construction of transmission lines designed to reinforce our system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. We also continued to invest in upgrading and modernizing our transmission facilities. Some examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, we carried out work to optimize the operation of the distribution system and to maintain and improve the quality of our distribution assets.

Investments in development projects totaled $1.3 billion. In particular, significant funds were allocated to various projects to handle the growing customer base in Québec and increase output capacity. It should be noted that the last unit of Romaine-4 generating station, in Minganie, was commissioned in September, bringing its installed capacity to 245 MW. The Romaine complex is now fully operational, 13 years after work began.

We are also continuing our transportation electrification efforts with ongoing investments in our public charging network, the Electric Circuit.

Financing activities

In a context marked by rising interest rates, we carried out a number of fixed-rate issues on the Canadian capital market during the year: $2.3 billion in medium-term notes maturing in 2028, at an average cost of 3.15%, and $2.7 billion in bonds maturing in 2060 and 2063, at an average cost of 3.95%.

The funds raised, in the total amount of $5.0 billion, were used to support part of the investment program and to repay higher-cost maturing debt.

SOURCES OF FINANCING

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2022
Operating credit lines	C$ or US$1,000 million[a]		C$3.3 million
Credit facility[b]	US$2,000 million[c]		–
Commercial paper[b]	US$5,000 million or equivalent in C$	United States or Canada	C$2.9 million
Medium-term notes[b]	US$3,000 million or equivalent in other currencies C$20,000 million or equivalent in US$	United States Canada	US$202 million[d] C$13,360 million[d]

a)

Of this amount, available balances of US$200 million, C$2 million and $496 million in Canadian or U.S. dollars are covered by operating credit line agreements with the financial institutions concerned.

b)	Guaranteed by the Québec government.
c)	Including a US$750-million swing loan.
d)	Net proceeds from the issuance of medium-term notes.

Dividend and capitalization rate

The dividend payable to the Québec government for 2022 is $3,418 million. The capitalization rate was 34.6% as at December 31, 2022.

Under the Hydro-Québec Act (CQLR, c. H-5), the dividend cannot exceed 75% of net income. Moreover, the Québec government may not declare, in respect of a given year, a dividend in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year.

REGULATORY FRAMEWORK

The Act respecting the Régie de l’énergie (CQLR, c. R-6.01) grants the Energy Board exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed in Québec. Our electricity transmission and distribution activities in Québec are therefore regulated.

Power transmission

In our role as the provider of power transmission services in Québec, we operate and develop one of the most extensive power transmission systems in North America. We market system capacity and manage power flows throughout Québec, offering non-discriminatory access to our system to all market players in compliance with applicable regulatory requirements.

Since January 1, 2019, the transmission rates have been subject to performance-based regulation (PBR), applicable for a four-year period. Under PBR, rates for the 2022 rate year were determined using a parametric formula that provides for the application of the cost-of-service method for some unpredictable costs and the use of an indexation formula for the other cost components.

Rate case

For 2022, the revenue authorized by the Energy Board for transmission rate-setting purposes totaled $3,197 million, namely $2,813 million for native-load transmission and $384 million for short- and long-term point-to-point transmission services. These amounts represent decreases of $90 million and $21 million, respectively, compared to 2021.

With regard to our transmission activities, we informed the Energy Board that we would postpone our 2023 rate application, initially planned for summer 2022, to summer 2023, due to the change in our organizational structure. The Energy Board authorized the provisional extension of the 2022 rates until it can study the new rate submission (see Energy Board decision in “Regulatory Framework – Transmission Activities”).

Electricity distribution

In our role as power distributor in Québec, we provide electricity to the Québec market and deliver reliable power and quality services to our customers with a view to efficiency and sustainable development. In this context, we also promote energy efficiency.

Rate-setting

Our distribution rates are subject to An Act to simplify the process for establishing electricity distribution rates, which came into force in 2019. In particular, the Act specifies that rates are to be set or modified by the Energy Board every five years commencing on April 1, 2025, and that, in the interim, they are to be adjusted each year based on the annual change in the average Québec Consumer Price Index, excluding alcoholic beverages, tobacco products and recreational cannabis (average CPI). However, it authorizes us to apply to the Energy Board, before the deadline, to modify our rates if they do not allow for recovery of the cost of service.

Pursuant to the Act, all distribution rates for the rate year beginning on April 1, 2022, were indexed at a rate of 2.6%, except the large-power industrial rate (Rate L). This increase corresponds to the change in average CPI between September 30, 2020, and September 30, 2021. Rate L was increased by 1.7%, which is equal to the 0.65 rate authorized by the Energy Board in February 2022 multiplied by the general indexation factor of 2.6%.

All distribution rates were increased by 1.3% for the rate year ended March 31, 2022, with the exception of Rate L, which was increased by 0.8%.

In February 2023, the National Assembly of Québec passed the bill entitled An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity. Among other things, this Bill stipulates that the indexation rate for residential electricity rates will be based on the lesser of the average CPI and the top rate of the Bank of Canada’s inflation-control range. The increase in residential rates will be limited to 3% for the rate year beginning April 1, 2023. Since the rates that apply to business customers are not targeted, they are expected to increase by 6.5%, which is equal to the average CPI between September 30, 2021, and September 30, 2022. The increase that applies to Rate L will be set by an Energy Board decision expected during the first quarter of 2023 (see Energy Board decision in “Regulatory Framework – Distribution Activities”).

Supplying the Québec market

In our distribution activities, we rely on several sources to supply the Québec market, mainly the heritage pool of 165 TWh. We also issue short- and long-term calls for tenders.

For requirements of less than three months, we may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unexpected needs that cannot be otherwise met, we rely on a framework agreement with the internal group responsible for trading in wholesale electricity markets and covering the period from January 1, 2020, to December 31, 2022. The Energy Board approved this agreement in December 2019, and in December 2022, also approved a renewal request for the period from January 1, 2023, to December 31, 2025.

In November 2022, we filed our Electricity Supply Plan 2023-2032 with the Energy Board. The plan forecasts demand growth of 25 TWh, or nearly 15%, over the 2022–2032 period. Based on the forecasts, the increase in demand is accelerating, largely due to the energy transition.

We are also continuing our efforts to promote energy efficiency. For example, we have developed an integrated offer based on raising awareness among customers and helping them make lasting changes in the way they use electricity. In addition, we constantly adjust our programs according to market needs and our requirements, seek to ensure that our initiatives are in line with those of our various partners and remain on the lookout for potential energy savings from new technologies.

Finally, in July 2021, we entered into a partnership agreement with Énergir to reduce greenhouse gas emissions associated with heating residential, commercial and institutional buildings. The agreement seeks to implement a dual-energy solution combining electricity and natural gas in keeping with the 2030 Plan for a Green Economy, which establishes the Québec government’s electrification and climate change policy framework. The Energy Board authorized the agreement in May 2022, and together with Énergir we launched our first dual-energy offer, for residential customers, the following month. An application related to commercial and institutional customers was filed with the Energy Board in October 2022 (see subsequent events in “Distribution Activities”).

ORGANIZATIONAL STRUCTURE

In 2022, we changed our organizational structure in order to use a cross-functional approach to manage our activities. Since the new structure came into effect in February 2022, our results are no longer analyzed based on the former operating segments, but rather on a consolidated basis. Consequently, we now comprise a single reportable business segment.

Groups in the value chain

The reorganization was based on the value chain, that is, founded on the sequence of key activities that allow us to carry out our mission and create value for our customers. Four groups constitute the main links in our value chain:

•	Groupe – Stratégies et développement (Strategy and Development Group)

•	Groupe – Planification intégrée des besoins énergétiques et risques (Integrated Energy Needs Planning and Risk Management Group)

•	Groupe – Infrastructures et système énergétique (Infrastructure and Energy System Group)

•	Groupe – Exploitation et expérience client (Operations and Customer Experience Group)

The Groupe – Stratégies et développement (Strategy and Development Group) establishes our Strategic Plan, tracks its implementation, constantly monitors the energy sector and carries out strategic mandates and analyses. It is also tasked with guiding our development and establishing and deploying the regulatory strategy. This group is also responsible for business development, acquisitions, investment management, energy transactions and commercialization strategies to promote our clean renewable energy generated across all our markets. Finally, it carries out strategic R&D projects in collaboration with other players in the innovation ecosystem.

The Groupe – Planification intégrée des besoins énergétiques et risques (Integrated Energy Needs Planning and Risk Management Group) anticipates our integrated medium- and long-term energy needs for all our markets. It plots various development trajectories for the energy system and designs financial resource allocation guidelines with a view to reliability, profitability, decarbonization and sustainable development, in keeping with our risk appetite. The group also coordinates our business risk portfolio and monitors market and credit risks related, in particular, to energy trading floor operations, regulated power transmission and distribution activities, business development, treasury activities, financing and management of debt and the Pension Plan. It also conducts economic and financial analyses related to major investment, acquisition and equity investment projects.

The Groupe – Infrastructures et système énergétique (Infrastructure and Energy System Group) oversees the design and development of the energy system, optimal and integrated asset management, carrying out infrastructure projects, strategic supplies and environmental activities associated with our jobsites. It also provides the expertise and technical support required for the smooth operation of projects. Concretely, this group prepares all facets of our grid for the integration of decentralized energy resources and new technologies to make it smarter, more interactive and more resilient, taking climate change and other emerging risks into account. It also ensures the proper functioning of our assets over their complete life cycle. Furthermore, it develops and carries out construction and refurbishment projects related to power generation and transmission, as well as major distribution projects, and strengthens our supply chain while maximizing sustainable wealth creation for Québec. Finally, it conducts impact studies and environmental assessments related to infrastructure projects in order to allow the company to pursue its ambitions while complying with laws and sustainable development principles and protecting biodiversity.

The Groupe – Exploitation et expérience client (Operations and Customer Experience Group) has the mandate to operate and maintain all generation, transmission and distribution assets, offer technical services and provide products and services that meet the needs of all customer segments. It is also responsible for occupational health and safety activities and shared services, including the management of materials, real estate and the vehicle fleet, as well as food, lodging and air transportation services.

Cross-functional groups

The role of the six cross-functional groups is to create value for the four groups in charge of our core mission.

The Groupe – Affaires corporatives, juridiques et réglementaires et gouvernance (Corporate, Legal and Regulatory Affairs and Governance Group) provides administrative support to our Board of Directors and the boards of our subsidiaries, as well as legal services, advice and opinions to the entire company. It negotiates, drafts and reviews the contracts and agreements required in the course of our operations and protects our interests in business matters and disputes, including court cases and matters involving regulators such as the Energy Board of Québec and the Canada Energy Regulator. It also develops strategies, guidelines and frameworks for regulation, rates and transmission services, corporate affairs, governance and ethics, access to information, protection of personal information and information management. At the request of our Management or Board of Directors, it also conducts analyses to assess our governance, performance and compliance in different areas, such as anti-bribery policies, the environment and occupational health and safety.

The Groupe – Développement durable, relations avec les communautés et communications (Sustainability, Community Relations and Communications Group) is responsible for communications with the general public and our stakeholders, including governments, as well as relations with local communities and Indigenous peoples. It ensures that we take into account the expectations of Québec society for the development of our guidelines and in our decisions. It also provides advisory services concerning the design and implementation of strategies that foster the acceptability of our current projects and activities, on one hand, and encourage the achievement of ambitious sustainable development objectives, on the other.

The Groupe – Direction financière (Financial Management Group) is responsible, together with the other groups, for financial planning and assessing our performance and optimal use of resources to meet strategic and operational objectives. In this way, it aims to protect our financial stability by developing strategies to carry out our financing, cash management and financial risk management activities and provide the levers required to ensure the long-term operability of assets and the sound growth of operations. It also oversees all accounting and control activities, monitors developments in this area and provides guidelines and advice regarding taxation and accounting issues. It also aims to maximize the financial performance of the Pension Plan through the creation and implementation of strategies aligned with the applicable regulatory requirements, based on a level of risk deemed acceptable. As at December 31, 2021, the date of the most recent actuarial valuation, the Pension Plan showed a funding surplus of $12.4 billion and a funding ratio of 162.4%. The Pension Plan’s excellent position triggered a contribution holiday for us and a reduction in employee contributions in 2022.

The Groupe – Technologies numériques (Digital Technologies Group) designs and operates our digital networks, systems, applications and infrastructure and plans their development. To this end, its teams ensure the sustainment of hardware and software resources and establish the technological foundations essential to business growth. They also implement an integrated vision regarding governance, architecture, development and operations, with an emphasis on security. In addition, the group develops innovative, cutting-edge solutions to increase productivity and facilitate our digital transformation, which involves increased power grid and business process automation, greater mobility, instilling a strong cybersecurity culture and the use of cloud computing, data analytics and artificial intelligence. Finally, it is also responsible for the operation, development, maintenance and security of our telecommunications network, which is one of the largest in the North American electricity sector.

The Groupe – Talents et culture (Talent and Culture Group) develops strategies, guidelines, directives, corporate programs and objectives in matters pertaining to human resources management, labor relations, compensation and employee benefits, organizational performance, as well as training and skills development. Moreover, it is responsible for all measures regarding the protection of personnel and third parties, as well as the security of our facilities and assets.

The Groupe – Audit interne (Internal Audit Group) ensures that internal control mechanisms are well designed and implemented and that they are adequate and effective by providing reasonable assurance and by supporting the Board of Directors in exercising our sound governance. It provides advice and suggests improvements not just in terms of efficiency, but also in the areas of environmental protection, health and safety, technology, innovation and social responsibility. To do so, it focuses on working with Senior Management and creating added value. Reporting to the Board of Directors’ Audit Committee, the group is responsible for our internal audit, including our subsidiaries and Pension Plan, and has the necessary powers and authority to perform its role in an independent and objective manner, in compliance with applicable laws and standards. In carrying out its duties, it adopts a systematic and methodical approach, taking into account our objectives, strategies, risks, governance processes and management system, and is guided by best practices in internal auditing.

INTEGRATED RISK MANAGEMENT

For many years, we have applied an integrated risk management process as part of our ongoing activities. This process is supported by various control, communication and assessment mechanisms intended to ensure dynamic monitoring of risk developments.

All our groups have a role to play. As part of their activities, they manage the risks to which they are exposed and reassess them on a regular basis, daily in some cases, using the tools developed by the Groupe – Planification intégrée des besoins énergétiques et risques, among other things. In concrete terms, each group must identify and assess its main risks and then develop and apply mitigation measures to ensure that residual risks are at a level acceptable to us. The groups report periodically on their risk management and monitoring activities to the Management Committee, which then acts as a risk management committee to provide overall risk monitoring. This approach makes it possible to create an enterprise risk portfolio during the annual planning process. The portfolio is presented to the Board of Directors with the Business Plan, which includes a sensitivity analysis indicating the impact of certain risks on our capacity to attain our net income target.

Financial risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, liquidity and credit risk. The adoption of strategies that include the use of derivative instruments and systematic monitoring considerably reduces exposure to such risks and their impact on our results.

To manage market and credit risks, a team of specialists that is independent from the teams carrying out the transactions constantly monitors a number of indicators related to financial and energy transactions, recommends strategies and applies controls aimed at reducing risk.

Market risk

Our results are subject to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Fluctuations in the Canadian dollar’s exchange rate relative to the U.S. dollar affect revenue from sales denominated in U.S. dollars as well as the cost of U.S. dollar–denominated debt. Interest rate fluctuations affect financial expenses and pension costs. Lastly, energy price fluctuations affect revenue from wholesale markets, while aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

We mainly use derivative financial instruments to manage our market risks. The purpose of such management is to limit their impact on our results, according to strategies and criteria that are established based on our risk tolerance. In addition, market risk over the medium and long term is mitigated by the offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses, on the one hand, and the impact of such an increase or decrease on pension costs, on the other.

Our pension costs are also subject to the risk of fluctuation in the fair value of investments held in the Pension Fund portfolio. To manage this risk, we rely on asset diversification and on investment management strategies that include the use of derivatives.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. This type of risk may arise from difficulties accessing sources of financing to carry out its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows from operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments.

Credit risk

Credit risk is the risk that a counterparty may not meet its contractual obligations.

We are exposed to credit risk related to receivables through ongoing electricity sales in Québec.

We are also exposed to credit risk related to the cash equivalents, short-term investments and derivative instruments we trade with financial institutions and other issuers and, to a lesser extent, with North American energy companies. These derivative instruments are associated with power purchase agreements we conclude to supply the Québec market and with energy transactions on markets outside Québec.

Exposure to credit risk is partially offset by putting in place frameworks and limits related to risk concentration and counterparty exposure. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial position of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to keep the market value of the main derivative instrument portfolios below a predetermined threshold.

Regulatory risks

We are exposed to regulatory risks because, under the Act respecting the Régie de l’énergie, our electricity transmission and distribution operations are regulated. The decisions handed down by the Energy Board may therefore affect the results associated with these activities. In particular, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

However, An Act to simplify the process for establishing electricity distribution rates, which came into force in 2019, put an end to the regulatory practice whereby any variance between the actual amounts of certain items, in particular revenue variances related to weather conditions and variances related to the cost of electricity supplies, and the amounts forecast in the rate filings, which were based on climate normals and recognized by the Energy Board for rate-setting purposes, could later be factored into the rates. As a result, we are now exposed to the risks associated with these items, which were formerly covered by variance and deferral accounts. Since 2021, however, these risks have been partially offset by the annual indexation of the distribution rates.

Various means have been put in place in an attempt to reduce the impact of risk on the revenue and expenditure related to regulated activities. These measures include submitting complete and well-argued files to the Energy Board and maintaining a constructive dialogue with the Energy Board and the intervenors, particularly during working sessions.

Operational risks

Managing an electric power system like ours poses many technical challenges associated with the aging of the equipment, technological progress and changing customer needs, particularly in the context of the energy transition. We must make informed decisions to plan our short- and long-term investments.

Therefore, in 2022, we adopted a new organizational structure based on the value chain in our sector, ranging from developing strategic guidelines and planning electricity supply needs to operating and maintaining facilities and marketing services. The advantages of this structure include establishing an overview of major investments we expect to make in the coming years. It also includes adopting a cross-functional approach to the allocation of the capital required to maintain and sustain the existing assets and expand the power system’s overall capacity as efficiently as possible, in order to handle the growing demand generated by energy transition at the lowest possible cost.

At the same time, we intend to develop our power system into a diversified, smart and robust energy system capable of integrating decentralized energy resources and a higher volume of variable energy sources, as well as leading-edge digital technologies that can increase operational flexibility and help meet customer needs and expectations.

Generation activities

One of the principal uncertainties related to generation activities relates to natural water inflows. We must maintain sufficient energy reserves to meet our commitment to supply an annual base volume of up to 165 TWh of heritage pool electricity while still fulfilling our contractual obligations. In concrete terms, this means covering a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To manage this risk, we rely on several mitigation measures that we adhere to rigorously. We manage our reservoir storage on a multiyear basis and maintain an adequate margin between our commitments and our generating capacity. This margin allows us to compensate for variations in runoff, replenish our reserves or take advantage of business opportunities. We regularly report to the Energy Board on our generating capacity and energy reserves.

Moreover, we operate many generating stations and control structures in southern Québec, particularly on the Rivière Saint-Maurice, the Rivière des Outaouais (Ottawa River) and the Fleuve Saint-Laurent (St. Lawrence River), along which a number of urban centers and other agglomerations are located. These rivers experience major spring flooding. To reduce the impact of flooding on communities, we plan ahead and manage our facilities in such a way as to maximize public safety, by carrying out rigorous monitoring and by working closely with the authorities. For example, various reservoirs are used to limit the risk of flooding. We also hold numerous information sessions each year to educate the public about the key role that our reservoirs and control structures play in managing floods.

Temperature variations and the difference between actual demand on the Québec market and projections represent another risk, as these factors impact energy sales in Québec and the volume available for export.

In addition to runoff and temperature uncertainties, export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk is the result of fluctuations in energy prices on markets outside Québec. It is mitigated by the ongoing monitoring of trends on wholesale markets and the use of hedging derivatives. The risk of unavailability of generating and transmission equipment is mitigated through the implementation of maintenance and upgrade programs.

The risks related to export activities are quantified in an integrated fashion by a team of specialists that is independent from the team carrying out the transactions. This team sees to the application of controls, submits daily reports to the managers who oversee these activities and ensures compliance with the limits approved by Management and the Board of Directors.

Transmission activities

Several factors, such as extreme weather events and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. The multifaceted strategy that we adopted to prevent these problems includes compliance with the standards of the North American Electric Reliability Corporation (NERC) as well as measures to maintain and reinforce our power system in order to ensure that assets continue to operate smoothly throughout their useful lives. It is worth noting in this regard that the Direction principale – Contrôle des mouvements d’énergie et exploitation des réseaux of the Groupe – Exploitation et expérience client serves as the Reliability Coordinator for transmission systems in Québec, a role it was assigned by the Energy Board in 2007.

We must ensure adequate transmission capacity to supply our distribution system and the facilities of other customers, as well as transmission system security and reliability. To do so, we apply optimal management of the annual peak load and invest in modernizing our transmission facilities based on an asset management model. We have also undertaken major projects to replace the grid control systems, special protection systems and substation protections and controls.

Distribution activities

The continuity of the electricity distribution service is a critical issue for us. To maintain power quality, we make ongoing investments in our system to modernize and automate it, and to enhance its security. We also rely on vegetation control, the implementation of an asset maintenance program and an asset renewal strategy, as well as compliance with applicable standards for overhead and underground systems. To reduce the duration of service interruptions, the vast majority of which are caused by adverse weather conditions, we have adopted new technologies for rapid detection of outages, faster service restoration and remote management of certain incidents.

We deal at all times with demand fluctuations (in normal weather conditions) that result from the economic and energy-related situation and that impact our results. When demand is lower than forecast, we cannot recover from customers all the costs related to power transmission and distribution. Since An Act to simplify the process for establishing electricity distribution rates came into force, we have also been exposed to risks associated with weather conditions and variances in electricity supply costs. To limit the impact of all these risks, we constantly fine-tune our method of forecasting electricity demand.

Construction activities

One of the risks we face in our construction projects is occupational health and safety on our jobsites. To manage this, we focus on controlling the main dangers and on the leadership of our field crews, taking action throughout the planning and completion of the projects with the goal of being an occupational health and safety benchmark in the construction sector in Québec.

In the preliminary design phase, we identify the risks and implements mitigation measures. During the execution of the work, we continually monitor the application of these measures, through systematic jobsite inspections, to ascertain their efficacy and uncover any residual risks in order to put the appropriate means of oversight in place. We also intervene regularly with the contractors. In light of workforce turnover, orientation, qualification and support for new workers are emphasized. All the teams work together to achieve a common goal: offering a safe, healthy and respectful work environment. The institution of the Principal contractor’s safety program, which defines our health and safety expectations for contractors, is the first step in the deployment of standards to manage the main risks on jobsites.

Pressure on construction project costs is another risk to which we are constantly exposed. This pressure stems from such factors as a labor shortage due in part to the boom in Québec’s construction industry, the increase in prices for certain materials and products, as well as issues such as late deliveries, poor quality and work stoppages, which affect project schedules. In 2022, inflation, supply challenges in many sectors of the economy and the post-pandemic recovery plans rolled out in the second half of 2021 had an impact on project costs and the availability of labor.

To meet our commitments and continue to apply high safety and quality standards, we implemented a number of measures to reduce our exposure to risk. For instance, teams analyze health and safety risks and then develop integrated solutions to eliminate or mitigate these risks in the early stages of engineering. In addition, we closely monitor project schedules, costs, accidents and risks specific to each project or key deliverable, an approach that enables us to ensure that projects are progressing as planned and to take any necessary corrective action. We also maintain ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect our activities. Finally, we monitor markets and develops strategies to foster competition, increase our attractiveness as a customer, ensure the sustainability of supplies and maintain expertise in our markets. We also adjust our project completion strategies based on economic conditions, in consultation with our partners.

Corporate and other activities

Occupational health and safety

We are continuing the company-wide shift we initiated to change our culture and improve our performance in occupational health and safety (OHS) in order to protect all staff members and suppliers. At the heart of our efforts is to make overall health, including psychological health, a pillar of operational performance, thus reducing risk and protecting the well-being of all.

We are also continuing to take concrete steps to control the main hazards and to prevent those with a potential for serious risk by relying on simple and consistent standards. Managers exercise their leadership by conducting inspections and other prevention activities in the field. Priority is placed on nine principal identified hazards, including moving vehicles and energy sources. We have established clear, consistent requirements for these hazards, and support our suppliers to help them fulfill their OHS role.

Health and safety performance indicators continue to be monitored in dashboards and performance reviews.

Safety of individuals and security of assets and revenue

We take every possible measure to protect our employees and third parties against any threats, hazards, disasters and exceptional circumstances that might occur in the course of operations. We carry out continuous monitoring of threats and vulnerabilities, and of the safety measures necessary for accomplishing our mission. We also take care to secure all our physical assets, information assets and cyber assets.

To help ensure optimal protection of individuals and of our assets and revenue, we are committed to fostering a culture of safety and security; increasing public awareness of the need for good safety habits near our facilities; anticipating, evaluating and mitigating risks and threats; establishing and applying adapted safety measures; ensuring surveillance of assets and detection of anomalies; responding quickly in the event of harm, damage or threat to individuals, assets or revenue in order to limit impacts; complying with legal and regulatory requirements; and taking part in government safety and security initiatives.

Concerning protection of revenue, we pay special attention to electricity theft, fraud, intellectual property infringement and possible attacks on the grid. To counter these risks, we rely on a series of measures, including an analytical method for detecting electricity theft, the creation of a team dedicated to investigating collusion, corruption, fraud and economic integrity, the proactive verification of security risks, as well as continued active surveillance in collaboration with our partners.

In addition, we have a corporate emergency response plan to ensure the continuity of our operations and our mission in case of an exceptional occurrence. The corporate plan integrates the emergency response plans and activities of all the groups with the aim of strengthening and improving coordination of the efforts of all internal and external responders, including public authorities.

Security of information and communications technologies

Cybersecurity is a key concern for us. To manage this issue, we rely on a multidisciplinary team of experts who work closely with a network of external collaborators. Together, these stakeholders protect technological assets, anticipate and analyze threats, and rigorously monitor related risks. We regularly assess the mitigation measures in place and deploys new strategies based on changes in the business environment and emerging trends in security.

Growth in Québec and beyond

We are called on to play a central role in the electrification of Québec and neighboring markets and intend to leverage our expertise in clean, renewable energy to contribute to the continuing reduction of the use of fossil fuels. The energy transition presents its own unique challenges, such as the tightening of energy and capacity balances, the increased investments required to meet the growth in demand and the imperative to develop the electric power system into a more diversified, interactive energy system. To achieve this, we released, in 2022, our Strategic Plan 2022–2026, which lays the groundwork for our decarbonization efforts and positions the company for the decades to come. We are also exploring growth avenues focused on developing our export markets and making acquisitions or acquiring equity stakes, primarily in neighboring markets. To ensure the success of these ventures, we have adopted a disciplined approach and implemented a business opportunity analysis process to identify the related risks and manage them proactively.

Environment

Every year, we review our management of environmental risks, as well as areas for improvement, using our ISO 14001:2015–certified management system. We thereby seek to better control the impact of our operations and projects on biophysical and human environments and to maximize the positive environmental spin-offs of our presence throughout Québec.

Climate change

To manage the risks we face in relation to climate change, we conducted a study assessing human risks as well as risks related to our infrastructure and activities. This assessment measured the impact of climate change and established concrete measures, with targets and indicators, in each action category: facility design and operations, power outages and impacts on assets, and worker health and safety. At the end of this exercise, in 2022, we released our first Climate Change Adaptation Plan, which provides a governance framework to manage physical climate change risks. We also asserted our intention to be a leader in the energy transition so as to make an even bigger contribution to the fight against global warming.

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Hydro-Québec and its subsidiaries (the Group), which comprise the consolidated balance sheets as at December 31, 2022 and 2021, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2022, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2022, in accordance with United States generally accepted accounting principles (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter

How our audit adressed the key audit matter

Capitalization of labor costs to property, plant and equipment

Description of the matter

As discussed in notes 1 and 8 to the consolidated financial statements, property, plant and equipment are carried at cost, which comprises the cost of materials and labor, other costs directly related projects that meet capitalization criteria, as well as financial expenses capitalized during construction. Maintenance and repair costs are recognized in results when incurred.

Why the matter is a key audit matter

Given the magnitude and volume of capitalized self-build projects to which a number of employees are assigned, we made significant efforts in conducting our audit procedures regarding the Group’s determination of the portion of labor costs directly attributable to projects that meet the capitalization criteria. Accordingly, we identified the capitalization of labor costs to property, plant and equipment as a key audit matter.

Our audit procedures conducted to address this key audit matter included the following:

◾	We obtained an understanding, evaluated the design and tested the operating effectiveness of key controls over the process for capitalizing labor costs to property, plant and equipment.

◾	For a selection of hours capitalized in projects, we discussed with the managers responsible the hours capitalized and the nature of the project.

◾	For a sample of capitalized labor costs, we compared the number of hours spent by an employee to the number of hours charged to this project in the approved time sheet.

◾	For a selection of capitalized projects, we investigated certain variances between the actual capitalized costs and the approved budgeted costs by examining the supporting documents.

Key audit matter

How our audit adressed the key audit matter

Determining the projected benefit obligation of the pension plan

Description of the matter

As stated in notes 1 and 16 to the consolidated financial statements, projected benefit obligation of the pension plan amounted to $23,129 million as at December 31, 2022.

The projected pension obligation of the pension plan is calculated according to the projected benefit method prorated on years of service. The calculation is based on Management’s best estimates, including the following significant assumptions: discount rate, salary escalation, mortality rate and employee retirement age.

Why the matter is a key audit matter

Given the magnitude and sensitivity of the Group’s calculation of the pension plan’s projected benefit obligation to minor changes in certain significant assumptions, significant judgments on our part and specialized actuarial expertise and knowledge were required to assess the results of our audit procedures with respect to Management’s material assumptions. Accordingly, we identified the determination of the projected benefit obligation of the pension plan as a key audit matter.

Our audit procedures conducted to address this key audit matter included the following:

◾	We compared a selection of data used by actuarial experts chosen by Management to the Group’s records.

◾	We assessed the appropriateness of significant assumptions by assessing in particular:

o	The salary escalation rate compared with historical data and collective agreements.

o	Employee retirement age compared with historical data.

◾	We involved our actuarial professionals with specialized skills and knowledge to help us assess:

o	The method used to determine the discount rate and its calculation, by comparing the discount rate with the published external rates.

o	The adjustments made by the Group to the published Canadian mortality table based on historical plan data.

o	Appropriateness of the Group’s actuarial model.

Other Information

Management is responsible for the other information. The other information comprises the information included in a document to be entitled Annual Report – Form 18-K, but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report – Form 18-K is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report – Form 18-K, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The engagement partners from KPMG LLP and from Ernst & Young LLP on the audit resulting in this independent auditors’ report are respectively [REDACTED] and [REDACTED].

On behalf of the Auditor General of Québec,

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Patrick Dubuc, CPA auditor

Assistant Auditor General

Montréal, Québec

February 17, 2023

1.	FCPA auditor, public accountancy permit [REDACTED]
2.	CPA auditor, public accountancy permit [REDACTED]

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

Years ended December 31 In millions of Canadian dollars	Notes	2022	2021	2020

Revenue	4	16,567	14,526	13,594

Expenditure

Operations		3,844	3,288	3,146

Other components of employee future benefit cost	16	(1,020)	(743)	(494)

Electricity purchases		2,834	2,169	2,204

Depreciation and amortization		2,828	2,689	2,694

Taxes	5	1,230	1,191	1,138

		9,716	8,594	8,688

Income before financial expenses		6,851	5,932	4,906

Financial expenses	6	2,294	2,368	2,603

Net income		4,557	3,564	2,303

Consolidated Statements of Comprehensive Income

Years ended December 31 In millions of Canadian dollars	Notes	2022	2021	2020

Net income		4,557	3,564	2,303

Other comprehensive income	14

Net change in items designated as cash flow hedges	13	874	(544)	(229)

Net change in employee future benefits	16	1,534	1,586	(464)

Other		70	5	(9)

		2,478	1,047	(702)

Comprehensive income		7,035	4,611	1,601

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31 In millions of Canadian dollars	Notes	2022	2021

ASSETS

Current assets

Cash and cash equivalents		1,773	1,297

Short-term investments		2,015	381

Accounts receivable and other assets	7	4,292	3,632

		8,080	5,310

Property, plant and equipment and intangible assets	8	71,080	69,420

Regulatory assets	3	1,026	3,020

Employee future benefit assets	16	5,911	1,813

Other assets	9	3,277	3,135

		89,374	82,698

LIABILITIES

Current liabilities

Borrowings		4	–

Accounts payable and other liabilities	10	3,944	3,452

Dividend payable	14	3,418	2,673

Current portion of long-term debt	11	1,011	3,247

		8,377	9,372

Long-term debt	11	50,530	46,451

Employee future benefit liabilities	16	1,173	1,640

Other liabilities	12	2,417	1,975

		62,497	59,438

EQUITY	14

Share capital		4,374	4,374

Retained earnings		22,088	20,949

Accumulated other comprehensive income		415	(2,063)

		26,877	23,260

		89,374	82,698

Commitments and contingencies	17

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

Years ended December 31 In millions of Canadian dollars	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income			4,557		4,557

Other comprehensive income	14			2,478	2,478

Dividend	14		(3,418)		(3,418)

Balance as at December 31, 2022		4,374	22,088	415	26,877

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income			3,564		3,564

Other comprehensive income	14			1,047	1,047

Dividend	14		(2,673)		(2,673)

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income			2,303		2,303

Other comprehensive income	14			(702)	(702)

Dividend	14		(1,727)		(1,727)

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 In millions of Canadian dollars	Notes	2022	2021	2020

Operating activities

Net income		4,557	3,564	2,303

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		2,828	2,689	2,694

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(424)	(342)	(181)

Interest and other		55	263	(1,116)

Regulatory assets and liabilities		(525)	(231)	(178)

Change in non-cash working capital items	15	339	(852)	(694)

		6,830	5,091	2,828

Investing activities

Additions to property, plant and equipment and intangible assets		(4,271)	(4,223)	(3,366)

Acquisition of investments	9	–	(197)	(661)

Acquisition of short-term investments and sinking fund securities		(4,376)	(2,388)	(3,414)

Disposal of short-term investments and sinking fund securities		2,795	2,283	3,631

Other		(29)	(73)	(15)

		(5,881)	(4,598)	(3,825)

Financing activities

Issuance of long-term debt		5,445	3,728	4,541

Repayment of long-term debt		(3,218)	(1,948)	(938)

Cash receipts arising from credit risk management		5,550	3,862	5,036

Cash payments arising from credit risk management		(5,575)	(4,524)	(5,060)

Dividend paid		(2,673)	(1,727)	(2,192)

Other		(21)	(38)	(38)

		(492)	(647)	1,349

Foreign currency effect on cash and cash equivalents		19	(16)	–

Net change in cash and cash equivalents		476	(170)	352

Cash and cash equivalents, beginning of year		1,297	1,467	1,115

Cash and cash equivalents, end of year		1,773	1,297	1,467

Supplementary cash flow information	15

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2022, 2021 and 2020

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Hydro-Québec was established under the Hydro-Québec Act (CQLR, c. H-5). Its mission is to provide reliable electric power to the Québec market by using primarily clean and renewable sources of energy and operating an integrated electricity generation, transmission and distribution system. It also exports electricity to neighboring markets in Canada and the United States. As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1	Significant Accounting Policies

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Management has reviewed events occurring until February 17, 2023, the date of approval of these consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

In 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect on February 28, its results have been analyzed on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment. The note on segmented information included in the Annual Report 2021 is therefore no longer required.

Regulation

The Act respecting the Régie de l’énergie (CQLR, c. R-6.01) grants the Régie de l’énergie of Québec (the “Régie”) exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are to be set on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

Since January 1, 2019, the power transmission rates have been subject to performance-based regulation (PBR), applicable for a four-year period. Under PBR, rates for the 2019 rate year were set using the cost-of-service method, while those from the 2020 to 2022 rate years were determined using a parametric formula specifically for transmission activities. This parametric formula provides that some unpredictable costs are to be set based on the cost-of-service method, while the other cost components are to be calculated using an indexation formula.

The electricity distribution rates are governed by An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27). This Act, which came into force in December 2019, effectively amended the Act respecting the Régie de l’énergie. In particular, it specifies that electricity distribution rates are to be set by the Régie every five years commencing on April 1, 2025, and that, in the interim, they will be adjusted each year based on the annual change in the average Québec Consumer Price Index. However, it authorizes Hydro-Québec to apply to the Régie, before the deadline, to modify its electricity distribution rates if they do not allow for recovery of the cost of service.

Under U.S. GAAP, it is acknowledged that rate regulation may affect the timing of the recognition of certain transactions in the consolidated results, giving rise to the recognition of regulatory assets and liabilities.

When certain costs incurred may likely be recovered in future rates, such costs are deferred and recognized as assets. However, if it is probable that Hydro-Québec will be required to reimburse customers, or when costs that will be incurred in the future have been recovered, a liability is recognized. The balances of these assets and liabilities are amortized over the recovery periods approved by the Régie.

The risks and uncertainties related to regulatory assets and liabilities are monitored and assessed from time to time. When Hydro-Québec deems that the net carrying amount of a regulatory asset or liability is no longer likely to be taken into account in determining future rates, a loss or gain is recognized in the results for the period during which the judgment is made.

Scope of consolidation

The consolidated financial statements include the accounts of Hydro-Québec and its subsidiaries. All intercompany balances and transactions are eliminated at the time of consolidation.

Investments over which Hydro-Québec has joint control or significant influence are accounted for on an equity basis in other assets. These investments are initially recognized at cost, and their carrying amount is subsequently increased or decreased by an amount equal to Hydro-Québec’s share of the changes in their net assets after the date of acquisition. Hydro-Québec’s share of the results of these investments is recognized in revenue from other activities. Dividends received are applied against the carrying amount of the investments.

Note 1	Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to the carrying amount of regulatory assets; fair value measurements of financial instruments; as well as the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense. They also concern cash flows, the expected timing of payments, and the discount rates used to determine asset retirement obligations and employee future benefit obligations, which are based on different economic and actuarial assumptions. Actual results could differ from those estimates and such differences could be significant.

Revenue

Substantially all revenue from ordinary activities is derived from electricity sales contracts with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to charge in accordance with regulated rates or contractual provisions.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas non-monetary items denominated in foreign currencies are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in results.

The financial statements of foreign operations whose functional currency is not the Canadian dollar are translated according to the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Other comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include investments with a maturity of three months or less from the date of acquisition.

Short-term investments

Short-term investments consist of money market instruments mainly issued by Canadian provincial governments and Canadian banks with a maturity of more than three months from the date of acquisition. They are classified as available-for-sale debt securities, and are recognized at fair value. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to results.

Accounts receivable

Accounts receivable are recognized at the amount invoiced, net of the allowance for doubtful accounts. This allowance is based on the status of customer files and the recovery experience for each age group of accounts.

Other financial assets and liabilities

Other financial assets and liabilities are measured at amortized cost using the effective interest method. Amortized cost includes issue expenses as well as premiums and discounts, if applicable. Interest is recognized in results.

Derivative instruments

Derivative instruments are recognized at fair value at the balance sheet date, except those for which Hydro-Québec chose to apply the normal purchases and normal sales scope exemption. When they are subject to enforceable master netting arrangements, the derivative instruments are presented at the net amount, net of the balance of cash exchanged as collateral.

Hydro-Québec applies cash flow or fair value hedge accounting to eligible hedging relationships that it designates as hedges. It ensures that hedging relationships are highly effective in hedging the designated risk exposure. In addition, for hedges of anticipated transactions, it assesses the probability of the occurrence of those transactions designated as hedged items at least on a quarterly basis.

In the case of a cash flow hedge, changes in the fair value of an instrument designated as a hedge are recognized under Other comprehensive income. Such amounts are reclassified to results, in the line item affected by the hedged item, during the periods in which the hedged item affects results.

In the case of a fair value hedge, changes in the fair value of the hedged item attributable to the hedged risk are recognized in results during the hedging period. Changes in the fair value of the instrument designated as a hedge are also recognized in results, under the same line item as the fair value of the hedged item.

Derivatives that are not designated as hedges are recognized in results.

Note 1	Significant Accounting Policies (continued)

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with the applicable standards, Hydro-Québec classifies the fair value measurements of assets and liabilities according to a three-level hierarchy, based on the type of inputs used in making these measurements:

•	Level 1: Quoted prices (unadjusted) on active markets for identical assets or liabilities at the measurement date;

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs.

Materials and supplies

Inventories of materials and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

Property, plant and equipment

Property, plant and equipment are carried at cost, which comprises the cost of materials and labor, other costs directly related to projects that meet capitalization criteria, as well as financial expenses capitalized during construction. Costs are capitalized when they allow for increased service capacity or to extend the useful life of an existing property, plant and equipment asset.

Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The present value of retirement obligations related to property, plant and equipment, as well as that of agreements with local communities concerned by certain investment projects, are added to the carrying amount of the property, plant and equipment at issue. Contributions from third parties are applied against the cost of the related property, plant and equipment.

Further, property, plant and equipment related to rate-regulated activities include certain amounts resulting from regulatory practices authorized by the Régie. These amounts correspond primarily to the impact of the change of depreciation method and the cost of dismantling and restoring replaced assets for which no asset retirement obligation was recognized.

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting at the date of commissioning.

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in the results for the year.

Maintenance and repair costs are recognized in results when incurred.

Intangible assets

Intangible assets are recognized at cost.

The cost of internally developed computer software is capitalized when it meets capitalization criteria. The related financial expenses are capitalized during the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss.

Intangible assets with a finite useful life are amortized according to the straight-line method.

Leases

Hydro-Québec’s leases mainly concern office buildings and its generating and transmission facilities. On the execution date, Hydro-Québec determines whether an agreement is a lease by assessing whether it confers a right to control the use of a specific asset for a certain time period in exchange for consideration.

Right-of-use assets and lease liabilities where the lease is for a term of more than 12 months are recognized at the lease commencement date, using the present value of the lease payments for the term of the lease. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. If such is not the case, Hydro-Québec uses its incremental borrowing rate at the commencement date of the lease. The costs associated with variable lease payments are not taken into account in measuring the lease liabilities and are recognized in results as and when they are incurred. If a lease has both lease and nonlease components, Hydro-Québec has elected to group them together and recognize them as a single lease component.

Right-of-use assets related to finance leases are recognized in Property, plant and equipment and intangible assets, while the corresponding liabilities are recorded in long-term debt. The depreciation and amortization of assets and interest on finance lease liabilities are recognized in Depreciation and amortization and Financial expenses, respectively.

Right-of-use assets related to operating leases are recognized in other assets, while the corresponding liabilities are recognized in other liabilities. Operating lease expenses are recognized on a straight-line basis as an operational expenditure over the term of the lease.

Note 1	Significant Accounting Policies (continued)

Impairment of long-lived assets

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized in the results for the year, if applicable.

Employee future benefits

Hydro-Québec offers all its employees a contributory pension plan based on final pay (the “Pension Plan”), as well as other post-retirement benefits and post-employment benefits (collectively, the “Other plans”). All Hydro-Québec’s employee future benefit plans are defined-benefit plans.

The funded status of employee future benefit plans is recognized in Hydro-Québec’s Consolidated Balance Sheets. It is equal to the difference between the fair value of plan assets and the value of the projected benefit obligations of each plan.

Pension Plan and other post-retirement benefits

The Pension Plan is a fully funded contributory plan that provides pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The other post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually.

Benefit costs and obligations under the Pension Plan and other post-retirement benefits provided in exchange for current service are calculated according to the projected benefit method prorated to years of service. They are determined using a discount rate and are based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, the mortality rate, and employee retirement age.

In order to establish the benefit costs and its obligations under the Pension Plan and other post-retirement benefits, Hydro-Québec has adopted the following policies:

•	Discount rates used to determine the projected benefit obligations and to estimate the current service cost and the interest on obligations are based on the interest rate curve on the measurement date, namely December 31, of high-quality Canadian corporate bonds. These discount rates take into account the amount and different payment maturity dates of the projected benefit obligations for each plan.

•	Actuarial gains and losses are initially recognized in Other comprehensive income. Thereafter, amortization of actuarial gains or losses is recognized under Other components of employee future benefit cost if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the projected benefit obligations or 10% of the market-related value of the Plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

•	The expected return on Pension Plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

Note 1	Significant Accounting Policies (continued)

Asset retirement obligations

Asset retirement obligations correspond primarily to the costs of dismantling the Gentilly-2 nuclear facilities, the removal of spent nuclear fuel resulting from their operations, and the dismantling of thermal generating stations.

Hydro-Québec accounts for these obligations in other liabilities, in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. Fair value is determined by discounting the estimated cash flows required to settle the future obligation, calculated using a credit-adjusted risk-free rate. These cash flows are established on the basis of studies that use various assumptions concerning the measures and timing to be adopted for the retirement.

Asset retirement obligations are added to the carrying amount of the related long-lived asset and are amortized over its useful life. The increase in the liability attributable to the passage of time is recognized as an operational expenditure (i.e., an accretion expense) for the current year.

Asset retirement obligations may be adjusted to reflect the revision of expected timing and estimated cash flow amounts. The resulting change in costs is recognized as an increase or decrease in the carrying amount of an item of property, plant and equipment, specifically in operating expenses, if the item in question has reached the end of its useful life.

Agreements with local communities

Hydro-Québec has entered into various agreements with the local communities concerned by certain investment projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment and intangible assets. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the date of initial recognition. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimate that can result in a change in the discount rate.

Related party transactions

In the normal course of business, Hydro-Québec sells electricity and enters into other business transactions with its sole shareholder, the Québec government and its agencies, as well as with other government corporations. These transactions are measured at the exchange amount.

Note 2	Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec expects its adoption to have no significant impact on its consolidated financial statements.

Note 3	Regulation

Electricity distribution rates

Under An Act to simplify the process for establishing electricity distribution rates, electricity distribution rates were indexed at a rate of 2.6% on April 1, 2022, with the exception of Rate L, which was indexed at a rate of 1.7%.

Regulatory assets and liabilities

	Expected years of amortization	2022	2021

Regulatory assets

Employee future benefits[a]	Various	–	2,299

Costs related to a suspension agreement[b]	2023–2026	479	482

Costs related to energy efficiency initiatives[c]	2023–2032	383	332

Financial aid related to public transit electrification[d]	2023–2047	274	–

Other	2023–2047	21	29

		1,157	3,142

Less

Current portion		131	122

		1,026	3,020

Regulatory liabilities

Depreciation of property, plant and equipment[e]	2023–2115	308	317

Employee future benefits[a]	Various	307	–

Other	–	–	2

		615	319

a)

The unamortized balances of net actuarial gains and losses to be reimbursed or recovered in future rates are recognized as regulatory assets or liabilities, as the case may be. These assets and liabilities are non-interest-bearing and are amortized when the unamortized balances are reclassified as a cost component of employee future benefits.

b)

The offsetting entry for the financial liability recorded for an agreement regarding the temporary suspension of deliveries from a generating station is recognized as a non-interest-bearing regulatory asset. This regulatory asset is amortized when the annual costs related to the suspension agreement are recovered in the rates, according to the amounts billed.

c)

Eligible costs incurred with regard to energy efficiency initiatives are recognized as a regulatory asset and bear interest at the rate of return on the rate base until such time as they are included in the rate base and amortization begins.

d)

The amounts Hydro-Québec allocated for public transit eletrification purposes are recognized as regulatory assets. Amortization of these amounts begins when they are included in the rate base, i.e., when they are paid.

e)

Prior to July 10, 2015, the useful life of property, plant and equipment was limited to 50 years for rate-setting purposes. The differences in the depreciation expense resulting from this limit were recognized as a non-interest-bearing regulatory liability and are amortized at the same rate as the property, plant and equipment concerned.

Note 4	Revenue

	2022		2021		2020

Revenue from ordinary activities

Electricity sales

In Québec	13,231		12,319		11,929

Outside Québec	2,912		1,826		1,466

	16,143		14,145		13,395

Other revenue from ordinary activities	226		218		122

	16,369	[a,b]	14,363	[a,b]	13,517	[a,b]

Revenue from other activities	198		163		77

	16,567		14,526		13,594

a)	In 2022, revenue from ordinary activities in the United States amounted to $1,852 million ($1,217 million in 2021 and $1,056 million in 2020).

b)	This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 13, Financial instruments.

Note 5	Taxes

	2022	2021	2020

Water-power royalties[a]	780	757	716

Public utilities tax[b]	330	308	304

Other	120	126	118

	1,230	1,191	1,138

a)	Water-power royalties payable to the Québec government totaled $774 million in 2022 ($752 million in 2021 and $710 million in 2020).

b)	The public utilities tax is payable to the Québec government.

Note 6	Financial Expenses

	2022	2021	2020

Interest on debt securities	2,365	2,371	2,630

Net foreign exchange gain	(2)	(3)	7

Guarantee fees related to debt securities[a]	235	228	217

Capitalized financial expenses	(204)	(190)	(191)

Net investment income	(100)	(38)	(60)

	2,294	2,368	2,603

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7	Accounts Receivable and Other Assets

	Notes	2022		2021

Accounts receivable[a,b]		2,108		1,918

Deposits[c]		654		804

Materials and supplies[e]		430		389

Prepaid expenses		342		180

Regulatory assets[e]	3	131		122

Derivative instruments[e]	13	454		52

Other financial assets		173		167

		4,292	[d]	3,632	[d]

a)

Including unbilled electricity deliveries, which totaled $1,449 million as at December 31, 2022 ($1,320 million as at December 31, 2021), as well as an allowance for doubtful accounts of $362 million as at December 31, 2022 ($339 million as at December 31, 2021).

b)	Including amounts receivable from the Québec government totaling $168 million ($169 million as at December 31, 2021).

c)	Including a total of $346 million ($513 million as at December 31, 2021) paid to clearing agents on margin calls. Additional information is presented in Note 13, Financial Instruments.

d)	Including $871 million (US$644 million) as at December 31, 2022 and $882 million (US$697 million) as at December 31, 2021, translated at the exchange rate in effect at the balance sheet date.

e)

The prior year’s data have been reclassified to conform to the presentation adopted in the current year. In the consolidated financial statements dated December 31, 2021, this was a separate line item on the balance sheets.

Note 8	Property, Plant and Equipment and Intangible Assets

				2022

	Depreciation period	Cost	Accumulated depreciation	Net carrying amount

Property, plant and equipment

Dams and hydroelectric generating stations	40-120 years	51,991	21,866	30,125

Transmission substations and lines	30-85 years	37,238	15,610	21,628

Distribution substations and lines	25-70 years	17,329	8,042	9,287

Administrative buildings, telecommunications equipment and other	5-50 years	9,729	5,927	3,802

Property, plant and equipment under construction		5,014		5,014

		121,301	51,445	69,856	[a,b]

Intangible assets

Software, licences and other	3-24 years	2,573	1,912	661

Easements and other				563

				1,224

				71,080	[c,d]

				2021

	Depreciation period	Cost	Accumulated depreciation	Net carrying amount

Property, plant and equipment[e]

Dams and hydroelectric generating stations	40-120 years	50,075	21,147	28,928

Transmission substations and lines	30-85 years	36,424	14,945	21,479

Distribution substations and lines	25-70 years	16,760	7,817	8,943

Administrative buildings, telecommunications equipment and other	5-50 years	9,247	5,686	3,561

Property, plant and equipment under construction		5,344		5,344

		117,850	49,595	68,255	[a,b]

Intangible assets[e]

Software, licences and other	3-24 years	2,461	1,837	624

Easements and other				541

				1,165

				69,420	[c,d]

a)

As at December 31, 2022, the cost and accumulated depreciation of property, plant and equipment under finance leases amounted to $1,061 million and $439 million, respectively ($1,045 million and $391 million as at December 31, 2021).

b)	Including an amount of $1,516 million ($1,600 million as at December 31, 2021) relative to the regulatory practice authorized by the Régie in 2010 regarding the change in the depreciation method.

c)

In 2022, the amortization and depreciation expense of property, plant and equipment and intangible assets amounted to $2,445 million and $102 million, respectively ($2,385 million and $101 million in 2021, and $2,367 million and $105 million in 2020), and retirements amounted to $207 million ($118 million in 2021 and $116 million in 2020). These amounts were recognized in Depreciation and amortization.

d)

Including costs of $458 million related to the New England Clean Energy Connect project ($273 million as at December 31, 2021). More information regarding this project is presented in Note 17, Commitments and Contingencies.

e)

The prior year’s data have been reclassified to conform to the presentation adopted in the current year. In the consolidated financial statements dated December 31, 2021, this was a separate line item on the balance sheets.

Note 9	Other Assets

	Note	2022	2021

Investments[c]		2,056	1,967

Sinking fund[a]		647	647

Contract fulfillment costs[b]		302	275

Operating lease assets		137	160

Derivative instruments[c]	13	34	3

Other		101	83

		3,277	3,135

a)

The sinking fund, allocated to repaying the long-term debt, consists of bonds issued by the Québec government, namely long-term bonds maturing in 2026 as well as short-term bonds presented in Short-term investments, which totaled $74 million as at December 31, 2022 and 2021.

b)	Setup costs to honor future sales contracts. These costs will be mainly amortized on a straight-line basis over a 20-year period commencing on the starting date of electricity deliveries.

c)

The prior year’s data have been reclassified to conform to the presentation adopted in the current year. In the consolidated financial statements dated December 31, 2021, this was a separate line item on the balance sheets.

Investments

	2022	2021

At equity

Innergex

Innergex énergie renouvelable inc. (19.8% in 2022 and 19.9% in 2021)[a]	688	642

Innergex HQI USA LLC (50.0%)[b]	189	201

Société en commandite Hydroélectrique Manicouagan (60.0%)[c]	565	578

Other	614	546

	2,056	1,967

a)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Innergex énergie renouvelable inc. as at the acquisition date, which consisted of goodwill of $243 million and net amortizable assets of $165 million as at December 31, 2022 ($243 million and $171 million, respectively, as at December 31, 2021).

b)	On October 25, 2021, Hydro Québec acquired a 50% interest in Innergex HQI USA LLC, for a cash consideration of $197 million.

c)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Société en commandite Hydroélectrique Manicouagan as at the acquisition date, which consisted of unamortizable intangible assets of $282 million as well as property, plant and equipment of $198 million as at December 31, 2022 ($282 million and $208 million, respectively, as at December 31, 2021).

Note 10	Accounts Payable and Other Liabilities

	Note	2022		2021

Accounts payable and accrued liabilities[b]		2,655	[a]	2,163

Accrued interest[b]		829		877

Derivative instruments[b]	13	404		337

Asset retirement obligations[b]		56		75

		3,944		3,452

a)	Including an amount of $178 million to be paid to a Québec government corporation, in connection with financial aid related to public transit electrification.

b)

The prior year’s data have been reclassified to conform to the presentation adopted in the current year. In the consolidated financial statements dated December 31, 2021, this was a separate line item on the balance sheets.

Note 11	Long-Term Debt

Long-term debt is mainly composed of bonds, medium-term notes and other debts, including liabilities under agreements entered into with local communities and finance lease liabilities. The following table presents a breakdown of the debt, including the current portion, at amortized cost:

	2022		2021

Canadian dollars[a]	46,033		42,938

U.S. dollars[b,c,e]	5,494		6,473

Adjustment for fair value hedged risk	14		287

	51,541	[d]	49,698	[d]

Less

Current portion	1,011		3,247

	50,530		46,451

a)	Including non-interest-bearing debts other than bonds and medium-term notes, whose present value was $1,842 million as at December 31, 2022 ($1,802 million as at December 31, 2021).

b)	These debts are subject to currency risk management.

c)	Certain debts carry sinking fund requirements. This fund, accounted for in Short-term investments and Other assets, totaled $721 million as at December 31, 2022 and 2021.

d)	As at December 31, 2022, $49,143 million in long-term debt, net of the sinking fund, was guaranteed by the Québec government ($47,059 million as at December 31, 2021).

e)

Including a perpetual debt, amounting to $272 million (US$201 million) as at December 31, 2022, and $254 million (US$201 million) as at December 31, 2021, bearing interest at the US London Interbank Offered Rate (“US LIBOR”), plus 0.0625%, calculated semiannually. On December 31, 2022 and 2021, the rates were 4.3% and 0.3%, respectively. The prior year’s data have been reclassified to conform to the presentation adopted in the current year. In the consolidated financial statements dated December 31, 2021, the perpetual debt was a separate line item on the balance sheets.

Capital repayments

The amortized cost, at the balance sheet date, of the tranches of long-term debt maturing over the 2023–2027 period is as follows:

2023	1,011
2024	1,450
2025	97
2026	770
2027	407

Interest rates

The following table presents effective interest rates on bonds and medium-term notes, which take into account contractual rates, premiums, discounts and issue expenses, as well as the effect of forward contracts and swaps traded to manage risks related to debt:

%	2022	2021

Maturity	Weighted average	Weighted average

1-5 years	8.25	7.18

6-10 years	6.67	7.22

11-15 years	5.91	5.55

16-20 years	5.11	5.11

21-25 years	4.89	4.89

26-30 years	4.45	4.47

31-35 years	2.96	2.96

36-40 years	3.28	3.05

41-45 years	3.28	–

Credit facility and lines of credit

Hydro-Québec has an undrawn credit facility of US$2,000 million, including a US$750-million swing loan, which will expire in 2025. Any related debt securities will bear interest at a rate based on the US LIBOR, except for the swing loan, which is at the U.S. base rate.

Hydro-Québec also has access to operating lines of credit, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate. As at December 31, the available balances on these lines of credit were as follows:

	2022	2021

C$ or US$ million	498	296

US$ million	200	200

Note 12	Other Liabilities

	Notes	2022		2021

Asset retirement obligations[a,c]		930		867

Accounts payable		660	[b]	523

Regulatory liabilities[c]	3	615		319

Operating lease liabilities		118		140

Derivative instruments[c]	13	94		126

		2,417		1,975

a)

The rates used to determine the present value of the estimated cash flows ranged from 0.2% to 6.4% as at December 31, 2022 and 2021. Furthermore, under the Nuclear Fuel Waste Act (S.C. 2002, c. 23), Hydro-Québec has established a trust fund to finance the cost of long-term management of its nuclear fuel waste. The fair value of the investments held in this trust fund amounts to $174 million ($182 million as a December 31, 2021). These investments were composed of debt securities issued by Hydro-Québec.

b)	Including an amount of $96 million to be paid to a Québec government corporation, in connection with financial aid related to public transit electrification.

c)

The prior year’s data have been reclassified to conform to the presentation adopted in the current year. In the consolidated financial statements dated December 31, 2021, this was a separate line item on the balance sheets.

Note 13	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge. In light of the hedging strategy used, the variable-rate portion of the bonds was 5.7% as at December 31, 2022 (6.9% as at December 31, 2021). The rate of the previous year was recalculated to include the perpetual debt to conform to the current year’s presentation. In the consolidated financial statements as at December 31, 2021, perpetual debt was reported as a separate line item in the balance sheets.

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and petroleum prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage market risk:

	2022	2021

Currency risk

Sale (US$ million)	5,652	4,119

Purchase (US$ million)	3,907	4,971

Interest rate risk

Variable-rate payer (C$ million)	1,500	2,000

Fixed-rate payer (C$ million)	3,000	2,300

Price risk

Electricity (TWh)	20.5	21.1

Aluminum (tonnes)	367,475	490,050

Petroleum (millions of litres)	17.3	38.3

Congestion (TWh)	7.7	7.3

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, the sinking fund, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie.

Note 13	Financial Instruments (continued)

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

				2022

	Fair value hedges	Cash flow hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	767	19	786

Interest rate contracts	83	48	–	131

Price contracts	–	419	283	702

Gross amounts recognized	83	1,234	302	1,619

Impact of gross amounts offset[a]				(231)

Impact of cash (received) paid as collateral[b]				(900)

Net assets presented on the Consolidated Balance Sheets				488 [c]

Liabilities

Currency contracts	–	(270)	(14)	(284)

Interest rate contracts	–	(17)	–	(17)

Price contracts	–	(463)	(35)	(498)

Gross amounts recognized	–	(750)	(49)	(799)

Impact of gross amounts offset[a]				231

Impact of cash (received) paid as collateral[b]				70

Net liabilities presented on the Consolidated Balance Sheets				(498)[d]

Note 13	Financial Instruments (continued)

				2021

	Fair value hedges	Cash flow hedges	Derivatives not designated as hedges	Total

Assets

Currency contracts	–	833	6	839

Interest rate contracts	393	4	–	397

Price contracts	–	42	33	75

Gross amounts recognized	393	879	39	1,311

Impact of gross amounts offset[a]				(517)

Impact of cash (received) paid as collateral[b]				(739)

Net assets presented on the Consolidated Balance Sheets				55 [c]

Liabilities

Currency contracts	–	(162)	(101)	(263)

Interest rate contracts	–	(152)	–	(152)

Price contracts	–	(579)	(34)	(613)

Gross amounts recognized	–	(893)	(135)	(1,028)

Impact of gross amounts offset[a]				517

Impact of cash (received) paid as collateral[b]				48

Net liabilities presented on the Consolidated Balance Sheets				(463)[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

c)

Net assets presented on the Consolidated Balance Sheets includes a short-term balance of $454 million ($52 million as at December 31, 2021) and a long-term balance of $34 million ($3 million as at December 31, 2021).

d)

Net liabilities presented on the Consolidated Balance Sheets includes a short-term balance of $(404) million [$(337) million as at December 31, 2021] and a long-term balance of $(94) million [$(126) million as at December 31, 2021].

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at December 31, 2022, $346 million receivable in consideration of net payments was included in Accounts receivable and other assets ($513 million as at December 31, 2021).

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy based on the inputs used. Fair values of certain energy derivatives classified as Level 1, measured at $(223) million as at December 31, 2022, [$(413) million as at December 31, 2021], are derived from the closing price on the balance sheet date. Fair values of all other derivatives, with the exception of those related to the risk of congestion of the transmission system and power purchase agreements for variable volumes, are classified as Level 2. These fair values, totaling $852 million as at December 31, 2022, ($678 million as at December 31, 2021), are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

The derivatives classified as Level 3, whose fair value measurement is based on unobservable inputs, totaled $191 million as at December 31, 2022, ($18 million as at December 31, 2021). The valuation technique used to classify the derivatives related to transmission system congestion is determined based on a two-year moving average of spot prices and forward prices for energy at the measurement date, while the technique used for fixed price power purchase agreements of variable volumes are based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 13	Financial Instruments (continued)

Impact of derivative instruments on results and other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	2022	2021	2020

Losses (gains) on derivatives recognized in results

Fair value hedges

Interest rate contracts[a]	282	176	(144)

Derivatives not designated as hedges

Currency contracts[b]	(156)	(22)	104

Interest rate contracts[a,b]	–	–	15

Price contracts[b]	(165)	82	(38)

	(39)[c]	236 [c]	(63)[c]

Losses (gains) on derivatives reclassified from Other comprehensive income to results

Cash flow hedges

Currency contracts[d]	(214)	(144)	146

Interest rate contracts[a]	4	8	10

Price contracts[e]	768	278	(336)

	558 [c]	142 [c]	(180)[c]

Losses (gains) on derivatives recognized in Other comprehensive income

Cash flow hedges

Currency contracts	190	32	6

Interest rate contracts	(723)	(216)	296

Price contracts	217	870	(253)

	(316)	686	49

a)	These amounts were recognized in Financial expenses.

b)

These derivatives are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2022, $(161) million was recognized in Revenue [$104 million in 2021 and $(60) million in 2020], $9 million in Electricity purchases [$(17) million in 2021 and $27 million in 2020], and $(169) million in Financial expenses [$(27) million in 2021 and $114 million in 2020].

c)

In 2022, the items Revenue, Electricity purchases, and Financial expenses totaled $16,567 million, $2,834 million and $2,294 million, respectively ($14,526 million, $2,169 million and $2,368 million in 2021 and $13,594 million, $2,204 million and 2,603 million in 2020).

d)	In 2022, $88 million was recognized in Revenue [$(177) million in 2021 and $26 million in 2020], and $(302) million in Financial expenses ($33 million in 2021 and $120 million in 2020).

e)	In 2022, $779 million was recognized in Revenue [$276 million in 2021 and $(341) million in 2020], and $(11) million in Electricity purchases ($2 million in 2021 and $5 million in 2020).

In 2022, Hydro-Québec reclassified a net loss of $11 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (nil in 2021 and $2 million in 2020).

As at December 31, 2022, Hydro-Québec estimated the net amount of losses in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $145 million ($448 million as at December 31, 2021 and net gain of $192 million in 2020).

As at December 31, 2022, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was seven years (eight years as at December 31, 2021 and nine years as at December 31, 2020).

Note 13	Financial Instruments (continued)

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, accounts receivable, deposits, other financial assets and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

		2022		2021

	Notes	Carrying amount	Fair value	Carrying amount	Fair value

Assets

Sinking fund	9	647	621	647	678

Liabilities

Long-term debt[a]	11	(51,541)[b]	(52,543)	(49,698)[b]	(66,218)

a)	Including the current portion.

b)

Including an amount of $1,492 million ($1,935 million as at December 31, 2021) for debts subject to a fair value hedge, which resulted in an adjustment of $79 million ($345 million as at December 31, 2021) with respect to existing hedging relationships and of $(65) million [$(58) million as at December 31, 2021] for hedging relationships terminated by Hydro-Québec.

Note 14	Equity

Share capital

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2022 and 2021.

Retained earnings

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the payment terms. For a given year, the dividend cannot exceed the distributable surplus, equal to 75% of net income. This calculation is based on the consolidated financial statements. However, in respect of a given year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2022, the dividend is $3,418 million ($2,673 million for 2021 and $1,727 million for 2020).

Accumulated other comprehensive income

			2022

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	(706)	(1,354)	(3)	(2,063)

Other comprehensive income before reclassifications	316	1,490	70	1,876

Amounts reclassified outside of Accumulated other comprehensive income	558	44	–	602

Other comprehensive income	874	1,534	70	2,478

Balance, end of year	168	180	67	415

			2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	(686)	1,438	5	757

Amounts reclassified outside of Accumulated other comprehensive income	142	148	–	290

Other comprehensive income	(544)	1,586	5	1,047

Balance, end of year	(706)	(1,354)	(3)	(2,063)

			2020

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance, beginning of year	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	(49)	(588)	(9)	(646)

Amounts reclassified outside of Accumulated other comprehensive income	(180)	124	–	(56)

Other comprehensive income	(229)	(464)	(9)	(702)

Balance, end of year	(162)	(2,940)	(8)	(3,110)

Note 15	Supplementary Cash Flow Information

	2022	2021	2020

Change in non-cash working capital items

Accounts receivable and other assets	(18)	(800)	156

Accounts payable and other liabilities	357	(52)	(850)

	339	(852)	(694)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	131	110	273

Interest paid[a]	2,005	2,088	3,750

a)

Including interest paid upon redemption of zero-coupon bonds, which totaled nil in 2022 ($7 million in 2021 and $1,646 million in 2020). This interest is presented in Interest and other under Operating activities in the Consolidated Statements of Cash Flows.

Note 16	Employee Future Benefits

The projected benefit obligations, valued by independent actuaries, and the assets of employee future benefit plans, at fair value, are valued as at December 31 of each year.

CHANGES IN PROJECTED BENEFIT OBLIGATIONS AND IN PLAN ASSETS, AT FAIR VALUE

	Pension Plan		Other plans		Total

	2022	2021	2022	2021	2022	2021

Projected benefit obligations

Balance, beginning of year	30,415	31,941	1,812	1,936	32,227	33,877

Current service cost	631	704	52	55	683	759

Employee contributions	226	208			226	208

Benefit payments and refunds	(1,205)	(1,177)	(76)	(79)	(1,281)	(1,256)

Interest on obligations	815	681	49	43	864	724

Actuarial gain[a]	(7,753)	(1,942)	(488)	(143)	(8,241)	(2,085)

Balance, end of year	23,129	30,415	1,349	1,812	24,478	32,227

Plan assets, at fair value

Balance, beginning of year	32,228	29,261	111	112	32,339	29,373

Actual return on plan assets	(2,212)	3,662	(5)	(5)	(2,217)	3,657

Employee contributions	226	208			226	208

Contributions by Hydro-Québec	3 [b]	274	21	19	24	293

Benefit payments and refunds	(1,205)	(1,177)	(16)	(15)	(1,221)	(1,192)

Balance, end of year	29,040	32,228	111	111	29,151	32,339

Funded status – Plan surplus (deficit)	5,911	1,813	(1,238)	(1,701)	4,673	112

Presented as:

Employee future benefit assets	5,911	1,813	–	–	5,911	1,813

Accounts payable and other liabilities	–	–	(65)	(61)	(65)	(61)

Employee future benefit liabilities	–	–	(1,173)	(1,640)	(1,173)	(1,640)

a)	The actuarial gain as at December 31, 2022 and 2021, is primarily due to the higher discount rates resulting from the increase in long-term interest rates on financial markets.

b)

The actuarial valuation as at December 31, 2021, for Pension Plan funding purposes triggered a contribution holiday for Hydro-Québec in 2022. Hydro-Québec nevertheless made contributions as salary adjustments for previous years.

Note 16	Employee Future Benefits (continued)

As at December 31, 2022, accumulated benefit obligations under the Pension Plan totaled $21,444 million ($28,185 million as at December 31, 2021). Unlike projected benefit obligations, accumulated benefit obligations do not take into account the future salary assumption.

Pension Plan assets

Investments and their associated risks are managed in accordance with the Hydro-Québec Pension Fund Investment Management Policy (the “Investment Policy”), which is approved every year by the Board of Directors. These risks include market risk, credit risk and liquidity risk. The Investment Policy provides for diversification of benchmark portfolio securities in order to maximize the expected return within an acceptable risk interval that takes into account the volatility of the Pension Plan’s surplus or deficit. Additional frameworks define the approval process for each type of transaction and establish rules governing the active management of the different portfolios as well as credit risk management. Compliance with the Investment Policy and the additional frameworks is monitored on a regular basis. The Investment Policy allows the use of derivative instruments such as forward contracts, options and swaps.

The target allocation of Pension Plan investments, as established by the Investment Policy in effect as at December 31, 2022, was as follows:

%	Target allocation

Fixed-income securities	38

Equities	46

Alternative investments[a]	16

100

a)	Alternative investments include real estate investments and opportunistic funds.

The fair value of net Pension Plan investments as at December 31, according to the fair value hierarchy and based on the type of securities, was as follows:

	2022					2021

	Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total

Cash	1,458	–	–	1,458		1,459	–	–	1,459

Short-term investments[a]	–	252	–	252		–	55	–	55

Bonds[a,b]	538	7,867	–	8,405		647	7,745	–	8,392

Listed shares[i]	12,195	–	–	12,195		14,669	–	–	14,669

Real estate investments[a,c,i]	–	181	4,525	4,706		–	1	3,795	3,796

Private investments[d]	–	–	2,853	2,853		–	–	2,317	2,317

Hedge funds[e]	–	3,473	–	3,473		–	2,917	–	2,917

Investment assets[a,f]	211	1,193	–	1,404		41	184	–	225

Investment liabilities[a,g]	(34)	(5,526)	–	(5,560)		(42)	(1,432)	–	(1,474)

	14,368	7,440	7,378	29,186	[h]	16,774	9,470	6,112	32,356	[h]

a)

The fair value of Level 2 short-term investments, bonds, real estate investments and investment assets and liabilities is essentially measured by discounting net future cash flows, based on the current market rate of return. Level 2 derivatives are measured using the market closing prices of the underlying products or by discounting net future cash flows.

b)	Pension Plan assets include securities issued by Hydro-Québec, as well as by the Québec government and some of its agencies, for a total of $930 million ($1,188 million as at December 31, 2021).

c)

The fair value of Level 3 real estate investments is measured by independent appraisers. The main method used to determine the fair value of these investments is discounting future cash flows. This method is based on observable and unobservable inputs, in particular the discount rate and future cash flows.

d)	The fair value of private investments is measured by various techniques including future cash flow discounting or using data such as earnings multiples or the price of recent comparable transactions.

e)	Hedge funds are measured at the values provided by the fund managers, which are determined on the basis of the fair value of the underlying investments or of the net asset value.

f)

Investment assets mainly consist of securities purchased under resale agreements, for an amount of $1,106 million (nil as at December 31, 2021), of collateral pledged, for an amount of $186 million ($17 million as at December 31, 2021), and derivative financial instruments, for an amount of $40 million ($157 million as at December 31, 2021). Securities purchased under repurchase agreements are not recognized in assets given that the counterparty retains substantially all the risks and rewards incidental to ownership.

g)

Investment liabilities mainly consist of securities sold under repurchase agreements, for an amount of $4,697 million ($1,421 million as at December 31, 2021), and bonds sold short, for an amount of $818 million (nil as at December 31, 2021). The securities sold under repurchase agreements are presented in assets given that the Pension Fund retains nearly all the risks and rewards incidental to their ownership. The bonds sold short represent the Pension Fund’s commitments to purchase securities from another party to hedge its positions.

h)	The fair value of investments does not take into account the net amount of payables and receivables, which is an amount payable of $146 million ($128 million as at December 31, 2021).

i)

Public real estate fund data from the previous year have been reclassified to conform to the current year’s presentation. Therefore, these investments, which were previously accounted for in Level 1 Real estate investments, are now included in Level 1 Listed shares. As at December 31, 2021, they totaled $758 million.

Note 16	Employee Future Benefits (continued)

A reconciliation of the opening and closing balances of Level 3 investments is presented in the table below:

			2022			2021

	Real estate investments	Private investments	Total	Real estate investments	Private investments	Total

Balance, beginning of year	3,795	2,317	6,112	3,273	1,408	4,681

Acquisitions	601	688	1,289	600	741	1,341

Disposals	(165)	(236)	(401)	(308)	(335)	(643)

Realized net gains (losses)	1	(1)	–	(9)	(10)	(19)

Unrealized net gains	293	85	378	239	513	752

Balance, end of year	4,525	2,853	7,378	3,795	2,317	6,112

In 2022 and 2021, there was no reclassification between Level 3 and Levels 1 and 2.

Plan costs

NET COST COMPONENTS RECOGNIZED FOR THE YEAR

	Pension Plan			Other plans			Total

	2022	2021	2020	2022	2021	2020	2022	2021	2020

Current service cost[a]	631	704	610	52	55	52	683	759	662

Other components of employee future benefit cost[b]

Interest on obligations	815	681	848	49	43	51	864	724	899

Expected return on plan assets	(1,996)	(1,852)	(1,713)	(2)	(3)	(2)	(1,998)	(1,855)	(1,715)

Amortization of net actuarial loss	89	346	287	25	40	33	114	386	320

Amortization of past service costs (credits)	4	7	7	(4)	(5)	(5)	–	2	2

	(1,088)	(818)	(571)	68	75	77	(1,020)	(743)	(494)

Net (credit) cost recognized for the year	(457)	(114)	39	120	130	129	(337)	16	168

a)	This component, net of the amount capitalized in assets, is recognized as an operational expenditure.

b)	This item is presented separately in the Consolidated Statements of Operations. Its components are not capitalized in assets.

Note 16	Employee Future Benefits (continued)

COMPONENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEAR

	Pension Plan			Other plans			Total

	2022	2021	2020	2022	2021	2020	2022	2021	2020

Actuarial gain	(3,545)	(3,752)	1,406	(481)	(135)	182	(4,026)	(3,887)	1,588

Amortization of net actuarial loss	(89)	(346)	(287)	(25)	(40)	(33)	(114)	(386)	(320)

Amortization of past service (costs) credits	(4)	(7)	(7)	4	5	5	–	(2)	(2)

Change in Other comprehensive income	(3,638)	(4,105)	1,112	(502)	(170)	154	(4,140)	(4,275)	1,266

Less

Change in the employee future benefit regulatory liability and asset	(2,289)	(2,582)	705	(317)	(107)	97	(2,606)	(2,689)	802

Net change in Other comprehensive income	(1,349)	(1,523)	407	(185)	(63)	57	(1,534)	(1,586)	464

COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	Pension Plan			Other plans			Total

	2022	2021	2020	2022	2021	2020	2022	2021	2020

Unamortized net actuarial (gain) loss	(468)	3,166	7,264	(17)	489	664	(485)	3,655	7,928

Unamortized past service costs (credits)	–	4	11	(2)	(6)	(11)	(2)	(2)	–

Aggregate of amounts recognized in Accumulated other comprehensive income	(468)	3,170	7,275	(19)	483	653	(487)	3,653	7,928

Less

Employee future benefit regulatory (liability) asset	(294)	1,995	4,577	(13)	304	411	(307)	2,299	4,988

Net amount recognized in Accumulated other comprehensive income	(174)	1,175	2,698	(6)	179	242	(180)	1,354	2,940

Note 16	Employee Future Benefits (continued)

Significant actuarial assumptions

The following actuarial assumptions, used to determine the projected benefit obligations and net cost recognized for the plans, result from a weighted average.

	Pension Plan						Other plans

	2022		2021		2020		2022	2021	2020

Projected benefit obligations

Rate at end of year (%)

Discount rate – Projected benefits	5.08		3.00		2.57		5.06	3.02	2.58

Salary escalation rate[a]	3.15		3.25		3.35

Net cost recognized

Rate at end of prior year (%)

Discount rate – Current service cost	3.12		2.72		3.18		3.05	2.66	3.15

Discount rate – Interest on obligations	2.69		2.14		2.94		2.79	2.22	2.99

Expected long-term rate of return on plan assets	6.50	[b]	6.50	[b]	6.50	[b]	1.80	2.17	2.27

Salary escalation rate[a]	3.25		3.35		3.27

Active employees’ average remaining years of service	14		13		13		13	13	12

a)	This rate takes salary increases into account as well as promotion opportunities while in service.

b)

The expected long-term rate of return on the Pension Plan assets is the average of the expected long-term return on the various asset classes, weighted according to their respective target weightings, plus a rebalancing, diversification and active management premium, net of expected management and administrative fees.

As at December 31, 2022, health care costs were based on an annual growth rate of 4.7% for 2023. According to the assumption used, this rate will continue to increase until 2026 to reach 5.3% until 2030, then gradually decrease until it reaches a final rate of 4.0% in 2040.

Benefits expected to be paid in next 10 years

	Pension Plan	Other plans
2023	1,225	73
2024	1,242	75
2025	1,260	77
2026	1,279	79
2027	1,296	81
2028–2032	6,820	436

In 2023, Hydro-Québec expects to make contributions of $21 million to Other plans, but does not plan to make contributions to the Pension Plan.

Note 17	Commitments and Contingencies

Commitments

Electricity purchases

Hydro-Québec has concluded electricity purchase agreements with companies over which it has joint control or significant influence. In 2022, electricity purchases from these companies amounted to $450 million ($417 million in 2021 and $418 million in 2020).

As at December 31, 2022, Hydro-Québec was also committed under contracts to purchase electricity and transmission services from counterparties. Based on the renewal clauses, the terms of these contracts extend through 2066.

On the basis of all these commitments, Hydro-Québec expects to make the following payments over the coming years:

2023	2,180

2024	2,112

2025	2,177

2026	2,488

2027	2,691

2028 and thereafter	58,376

Investments

As part of its development projects and activities aimed at sustaining its assets, Hydro-Québec plans to invest approximately $6.7 billion in property, plant and equipment and intangible assets per year in Québec over the period from 2023 to 2027. In addition, under finance leases that are not yet in force, but under which Hydro-Québec has already made commitments, it expects to make lease payments for a total undiscounted amount of $457 million from 2023 to 2063.

Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is from time to time involved in claims and legal proceedings. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. In another action brought in January 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam allege that the Churchill Falls complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of these claims.

Investments

Further to the agreement entered into by Hydro-Québec to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, Hydro-Québec and its U.S. partner NECEC Transmission LLC (“NECEC LLC”) launched the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, NECEC LLC initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project, leading to the enactment of a new law blocking the project (the “new law”).

Hydro-Québec and NECEC LLC are challenging the legality of the new law in court, and have requested a preliminary injunction to prevent its application. The Maine Superior Court previously refused this request, and NECEC LLC was forced to suspend construction work until the legal proceedings are resolved. In coordination with NECEC LLC, Hydro-Québec also suspended some of the construction work related to the project in Québec.

On August 30, 2022, the Maine Supreme Judicial Court rendered a final judgment in favor of NECEC LLC and Hydro-Québec, confirming that the new law was partially unconstitutional, as it violated NECEC LLC’s vested rights if the company could demonstrate that line construction had begun in good faith. At the same time, the Supreme Judicial Court remanded the case back to the trial court, Maine Superior Court, to determine if NECEC LLC had acted in good faith. The work will not resume until the adoption of a judicial settlement, specifying that the new law does not apply to the NECEC project. Hearings before the Maine Superior Court are slated for April 2023.

Note 17	Commitments and Contingencies (continued)

On November 29, 2022, the Supreme Judicial Court of Maine upheld the validity of the lease for public land obtained by NECEC LLC, thus reversing the Maine Superior Court’s August 10, 2021, decision which had initially invalidated this lease. This decision puts an end to legal action in connection with this lease.

Should the project be terminated, a significant portion of the costs recognized as assets, which totaled $530 million as at December 31, 2022, will be charged to results, along with the amounts that Hydro-Québec has undertaken to pay under various agreements, which amounted to $160 million on that date.

Note 18	Subsequent Events

Acquisition of Great River Hydro NE LLC

On February 10, 2023, Hydro-Québec acquired 100% of the units of Great River Hydro NE LLC, a company which owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts. This acquisition will enable Hydro-Québec to diversify its revenue streams in its main export market. The required authorizations were obtained from the regulatory authorities in the United States before the closure of the transaction. The acquisition cost, settled in cash, of US$1.5 billion (C$2.1 billion) is subject to certain adjustments to be carried out approximately 60 days after closing. The liabilities assumed include a debt of US$750 million (C$1 billion).

Due to the recent closure of the transaction, the allocation of the acquisition cost among the assets acquired and the liabilities assumed has not yet been established.

Electricity distribution rates

On February 15, 2023, the National Assembly of Québec passed the bill entitled An Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity. This bill specifies that the indexation rate for residential electricity rates will be based the lesser of the average Consumer Price Index and the top rate of the Bank of Canada’s inflation-control range. This law will apply to rates as of April 1, 2023, and has no impact on the consolidated financial statements as at December 31, 2022.

Note 19	Comparative Information

Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year. In particular, some assets and liabilities which were recognized under a separate line item in the Consolidated Balance Sheets are now grouped due to their limited financial importance. These reclassifications have no impact on total assets and liabilities. Additional information is presented in the following notes: Note 7, Accounts Receivable and Other Assets, Note 8, Property, Plant and Equipment and Intangible Assets, Note 9, Other Assets, Note 10, Accounts Payable and Other Liabilities, Note 11, Long-Term Debt and Note 12, Other Liabilities.

In addition, the acquisitions and disposals of short-term investments and sinking fund securities, previously presented under Net change in short-term investments and sinking fund in the Consolidated Statements of Cash Flows, are now presented as separate line items under Investing activities. This reclassification has no impact on the total amount recognized for such activities.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Long-term debt is shown at amortized cost (see “Note 1 to the 2022 Consolidated Financial Statements” under “Other financial assets and liabilities”).

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of December 31, 2022 expressed in Canadian dollars and in currency units:

LONG-TERM DEBT BY ISSUE

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars	Nominal Amount in Canadian Dollars	CUSIP Number or ISIN Code	References[b]
Payable in Canadian Dollars
IH	2031-02-26	1993-07-27	11.000	211,913,907	190,000,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	826,365,233	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	5,074,084,036	5,000,000,000	CA448814 HZ 92
JN	2050-02-15	2009-01-15	5.000	7,780,607,057	7,000,000,000	CA448814 JA 24
JQ	2055-02-15	2014-11-04	4.000	8,806,523,500	7,000,000,000	CA448814 8V 86
JR	2060-02-15	2020-11-09	2.100	5,595,478,301	6,500,000,000	CA448814 JC 89
JS	2063-02-15	2022-05-13	4.000	1,923,104,503	2,000,000,000	CA448814 JD 62

Medium-term notes issued under Canadian MTN program
0076	2023-04-14	2020-04-14	Various	999,929,452	1,000,000,000	CA44889Z EY 84
0077	2023-04-29	2020-04-29	—	25,601,195	25,675,000	CA44889Z EZ 59
0070	2024-03-02	2017-03-02	2.032	9,336,000	9,336,000	CA44889Z ES 17
0065	2024-03-07	2014-03-07	3.308	12,000,000	12,000,000	CA44889Z EM 47
0005	2024-11-07	1996-11-07	7.500	25,000,000	25,000,000	CA44889Z DZ 68
0084	2025-04-18	2022-04-18	—	37,912,638	40,500,000	CA44889Z FG 69
0071	2027-03-02	2017-03-02	2.461	15,000,000	15,000,000	CA44889Z ET 99
0061	2027-04-15	2009-10-14	—	52,306,883	65,450,000	CA44889Z EH 51
0082	2028-09-01	2022-01-13	2.000	2,251,943,919	2,400,000,000	CA44889Z FE 12
0017	2029-01-16	1999-02-02	6.500	77,204,724	75,000,000	CA44889Z CK 09
0081	2029-04-29	2021-04-29	—	31,731,034	36,036,000	CA44889Z FD 39
0078	2030-06-30	2020-06-30	1.322	35,169,000	35,169,000	CA44889Z FA 99
0080	2031-03-02	2021-03-02	2.048	10,000,000	10,000,000	CA44889Z FC 55
0085	2031-04-18	2022-04-18	—	28,710,955	38,355,000	CA44889Z FH 43
0038	2031-08-15	2001-01-17	6.000	4,183,618	4,325,000	CA44889Z DG 87
0083	2032-03-02	2022-03-02	2.729	10,000,000	10,000,000	CA44889Z FF 86
0009	2035-01-16	1998-02-03	6.500	703,443,340	686,500,000	CA44889Z BF 23
0011	2035-01-16	1998-02-18	Various	49,480,602	50,000,000	CA44889Z BH 88	1
0016	2035-01-16	1998-07-27	Various	171,573,118	170,000,000	CA44889Z CJ 36	2
0019	2035-02-15	1999-04-30	6.500	3,999,298,175	3,794,000,000	CA44889Z CM 64
0012	2035-07-16	1998-06-05	Various	131,573,653	150,000,000	CA44889Z BJ 45	3
0014	2035-07-16	1998-07-15	—	47,158,112	73,500,000	—	4
0020	2040-02-15	1999-05-14	6.000	4,150,091,172	3,770,500,000	CA44889Z CN 48
0032	2050-02-15	2000-08-01	6.000	47,730,540	50,000,000	CA44889Z DA 18
0033	2060-02-15	2000-11-02	Various	791,708,148	200,000,000	CA44889Z DB 90	5
0037	2060-02-15	2001-01-12	Various	125,857,016	10,000,000	CA44889Z DF 05	6
0039	2060-02-15	2001-01-19	Various	477,457,078	121,000,000	CA44889Z DH 60	7
0040	2060-02-15	2001-01-24	Various	58,172,960	30,000,000	CA44889Z DJ 27	8

Present value of lease obligations for regional offices and service facilities				117,762,394
Others				1,493,954,483

Debt classified by currency of issue				46,209,366,746

Debt classified by currency of repayment[d]				51,200,909,997

Series	Maturity Date	Issue Date[a]	Interest Rate %	Amortized Cost in Canadian Dollars[c]	Nominal Amount in Currency Units	CUSIP Number or ISIN Code	References[b]

Payable in U.S. Dollars
IO	2024-07-07	1994-07-07	8.050	1,352,294,724	999,950,000	448814 EJ 8
GF	2026-03-01	1986-03-13	8.875	337,323,577	250,000,000	448814 CP 6	9
GH	2026-04-15	1986-04-30	8.250	337,052,492	250,000,000	448814 CS 0	9
GQ	2027-01-15	1987-01-29	8.250	337,009,192	250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	337,172,639	250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	673,382,432	500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	673,634,192	500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	671,823,274	500,000,000	448814 DL 4

Medium-term notes issued under U.S. MTN program
B-124	2024-11-18	1994-11-18	8.910	34,035,507	25,000,000	44881H ET 7
B-125	2025-03-28	1995-03-28	8.400	74,899,563	55,000,000	44881H EU 4
B-127	2026-01-03	1996-01-03	6.270	67,594,275	50,000,000	44881H EW 0
B-63	2027-04-30	1992-04-30	9.500	27,707,881	20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	67,613,503	50,000,000	44881H EZ 3

Debt classified by currency of issue				4,991,543,251

Debt classified by currency of repayment[d]				–

Total Long-term Debt				51,200,909,997

a)	If more than one issue date, the date of the first issue is indicated.
b)	Not redeemable unless otherwise specified.
c)	Translated at rates in effect at December 31, 2022(U.S. Dollar: $1.35325).
d)	Takes into account swaps related to long-term debt (see Notes 11 and 13 to the 2022 Consolidated Financial Statements).

1)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.
2)	From January 16, 1999 to January 16, 2014, interest coupons of $3 million payable semi-annually. From January 16, 2024 to January 16, 2035, interest coupons of $5.525 million payable semi-annually.
3)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.
4)	Maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.
5)	No interest payment until February 15, 2030 exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.
6)

No interest payment until February 15, 2041 exclusive. From February 15, 2041 to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046 to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051 to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056 to February 15, 2059, interest coupons of $10 million payable annually.

7)	No interest payment until February 15, 2040 exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.
8)

No interest payment until February 15, 2050 exclusive. From February 15, 2050 to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053 to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056 to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

9)

Sinking fund debentures. As disclosed in the 2022 Consolidated Financial Statements, an amount of $74 million was reported under Short-term investments for this purpose and an amount of $647 million was reported under Other assets.